Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

COLEMAN CABLE, INC.,

SOUTHWIRE COMPANY

and

CUBS ACQUISITION CORPORATION

Dated as of December 20, 2013

TABLE OF CONTENTS

		Page
ARTICLE I

The Offer

1.1.	The Offer	2
1.2.	Company Actions	5
1.3.	Directors of the Company	6
1.4.	The Top-Up	8

ARTICLE II

The Merger

2.1.	The Merger	9
2.2.	Closing	9
2.3.	Effective Time	9
2.4.	The Certificate of Incorporation	10
2.5.	The By-Laws	10

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.	Directors	10
3.2.	Officers	10

ARTICLE IV

Effect of the Merger on Capital Stock of the Constituent Corporations; Exchange Procedures

4.1.	Effect on Capital Stock	10
4.2.	Paying Agent; Exchange Procedures	11
4.3.	Treatment of Stock Plans	15
4.4.	Adjustments	15

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company	16
5.2.	Representations and Warranties of Parent and Merger Sub	37

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ARTICLE VI

Covenants

6.1.	Interim Operations	42
6.2.	No Solicitation	46
6.3.	Filings; Other Actions; Notification	51
6.4.	Access and Reports	55
6.5.	Stock Exchange Delisting; Exchange Act Deregistration	56
6.6.	Publicity	56
6.7.	Notice of Certain Events	56
6.8.	Transaction Litigation	57
6.9.	Employee Benefits	57
6.10.	Expenses	59
6.11.	Indemnification; Directors’ and Officers’ Insurance	59
6.12.	Takeover Statutes	61
6.13.	Parent Consent	61
6.14.	Rule 14d-10 Matters	61
6.15.	Section 16 Matters	61
6.16.	Financing	61
6.17.	FIRPTA Certificate	66
6.18.	Resignation of Directors	66

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	66

ARTICLE VIII

Termination

8.1.	Termination by Mutual Consent	66
8.2.	Termination by Either Parent or the Company	67
8.3.	Termination by the Company	67
8.4.	Termination by Parent	68
8.5.	Effect of Termination and Abandonment	68
8.6.	Notice of Termination	70

ARTICLE IX

Miscellaneous and General

9.1.	Survival	70
9.2.	Amendment; Extension; Waiver	71

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9.3.	Counterparts	71
9.4.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	71
9.5.	Notices	73
9.6.	Entire Agreement	74
9.7.	No Third Party Beneficiaries	74
9.8.	Obligations of Parent and of the Company	74
9.9.	Definitions	74
9.10.	Severability	74
9.11.	Interpretation; Construction	75
9.12.	Assignment	75
9.13.	No Recourse	76

Annex A	Defined Terms	A-1

Exhibit A	Tender Offer Conditions	Ex. A-1

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of December 20, 2013 among Coleman Cable, Inc., a Delaware corporation (the “Company”), Southwire Company, a Delaware Corporation (“Parent”), and Cubs Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth herein, including Exhibit A, (i) Merger Sub shall commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) a tender offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of the Company at a price of $26.25 per Share in cash, net to the seller in cash but subject to any required withholding of Taxes (such price as it may be amended from time to time in accordance with this Agreement, the “Offer Price”) and (ii) as soon as practicable after the acquisition of Shares pursuant to the Offer, Merger Sub shall merge with and into the Company pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) as provided herein, with the Company being the surviving corporation (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its Subsidiaries) and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, to the extent required by applicable Law, adopt this Agreement;

WHEREAS, each of the boards of directors of Parent and Merger Sub has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Parent and Merger Sub, respectively, and the stockholders of Parent and Merger Sub, respectively;

WHEREAS, Parent, as the sole stockholder of Merger Sub, shall, on the date hereof immediately following execution and delivery of this Agreement, adopt this Agreement and approve the transactions contemplated by this Agreement, including the Offer and the Merger; and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into tender and support agreements (each, a “Support Agreement”) with Parent and Merger Sub providing that such stockholders have, among other things, agreed to tender the number of Shares set forth in the applicable Support Agreement that are beneficially owned by them in the Offer, upon the terms and subject to the conditions set forth in such Support Agreement.

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

The Offer

1.1. The Offer.

(a) Commencement. Unless this Agreement shall have been terminated in accordance with Article VIII, Merger Sub shall, as promptly as reasonably practicable (and, in any event, by 5:00 p.m. (New York City Time) on January 6, 2014) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase for cash all Shares at the Offer Price; provided, however, that Merger Sub shall not be required to commence the Offer, and the date referred to in this sentence shall be accordingly extended, if the Company shall not (i) have (A) provided to Parent on a timely basis all information reasonably requested by Parent in connection with the preparation of the Offer Documents or (B) reviewed and provided comments, if any, to Parent on the Offer Documents on a timely basis or (ii) have given (A) Parent and its legal counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC or (B) due consideration to all reasonable additions, deletions and changes suggested by Parent or its legal counsel, if any, on the Schedule 14D-9 prior to the filing thereof with the SEC or (iii) be prepared to file with the SEC immediately following commencement of the Offer, and to disseminate to holders of Shares, the Schedule 14D-9. The obligations of Merger Sub to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in Exhibit A (the “Tender Offer Conditions”). The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b) Amendment or Waiver of Tender Offer Conditions. Merger Sub expressly reserves the right from time to time, in its sole discretion, to waive any Tender Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that Merger Sub shall not, without the prior written consent of the Company, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend, modify or waive satisfaction of the Minimum Condition, (iv) amend, modify or supplement any of the other Tender Offer Conditions in a manner that is, or would reasonably be expected to be, adverse to the Company’s stockholders, (v) impose additional conditions to the Offer, (vi) extend or otherwise change the Expiration Date in a manner other than pursuant to and in accordance with this Agreement or (vii) amend, modify or supplement any other term of the Offer in a manner that is, or would reasonably be expected to be, adverse to the Company’s stockholders.

(c) Offer Documents. As soon as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) file or cause to be filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) and the related offer to purchase, letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively, and including any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to the Company’s stockholders as and to the extent required by the applicable U.S. federal securities Laws and the rules and regulations of the SEC thereunder (collectively, the “Securities Laws”). The Company agrees to furnish promptly to Parent all information concerning the Company required by the Securities Laws to be set forth in the Offer Documents. Subject to Section 6.2, the Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation. Each party agrees to correct or supplement promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or such amendment or supplement shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule TO, as so amended or supplemented, to be filed with the SEC and the Offer Documents, as so amended or supplemented, to be disseminated to the Company’s stockholders, in each case, as and to the extent required by the Securities Laws. Unless the Company Board has effected a Change of Recommendation, Parent will provide the Company a reasonable opportunity to review and comment on the Offer Documents, and any amendments or supplements thereto, before they are filed with the SEC and disseminated to the Company’s stockholders, and Parent shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by the Company. Parent shall respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Offer Documents. Unless the Company Board has effected a Change of Recommendation, Parent will provide copies of such comments to the Company promptly upon receipt and provide copies of proposed responses to the Company a reasonable time prior to filing with the SEC and dissemination to the Company’s stockholders to allow for review and prompt comment by the Company, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company.

(d) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at midnight (New York City Time) on the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (the initial expiration date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding the foregoing, unless this Agreement has been terminated in accordance with Article VIII (and subject to the Company’s and Parent’s respective rights to terminate this Agreement in accordance with Article VIII), (i) Merger Sub shall extend the Expiration Date for any period required by the Securities Laws, the interpretations and positions of the SEC and its staff with respect thereto or the rules and regulations of the NASDAQ Stock Market (the “NASDAQ”) applicable to the Offer or as may be required by any other Governmental Entity and (ii) subject to the following proviso, if at any scheduled Expiration Date the Tender Offer Conditions shall not have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time and the condition with respect to the delivery of certificates referenced in clause (6) of Exhibit A), Merger Sub shall extend the Offer and the Expiration Date to a date that is not more than ten (10) business days after such previously scheduled Expiration Date; provided, however, that if, as of the then scheduled Expiration Date, the sole unsatisfied Tender Offer Condition (other than those conditions that by their nature are to be satisfied at the Acceptance Time and the condition with respect to the delivery of certificates referenced in clause (6) of Exhibit A) is the Minimum Condition, Merger Sub shall (and shall only be permitted to), unless otherwise mutually agreed in writing between the Company and Parent, extend the Offer for a single period equal to the shorter of (A) twenty (20) business days and (B) the number of business days remaining prior to the Termination Date; provided, further, that Merger Sub shall not be required to extend the Offer and the Expiration Date to a date later than the Termination Date. Merger Sub shall not terminate or withdraw the Offer without the prior written consent of the Company other than in connection with the termination of this Agreement in accordance with Article VIII. In the event this Agreement is terminated pursuant to Article VIII, Merger Sub shall promptly (and in any event within 24 hours of such termination) irrevocably and unconditionally terminate the Offer. For purposes of this Agreement, the term “business day” means any day other than Saturday, Sunday or any other day on which commercial banks are authorized or required by Law or executive order to be closed in New York City.

(e) Subsequent Offering Period. In the event consummation of the Merger is precluded by a Statutory Impediment and Parent and Merger Sub collectively would not own at least 90% of the Shares then outstanding pursuant to the exercise in full of the Top-Up, Merger Sub may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act and may extend any such subsequent offering period at any time and from time to time thereafter; provided, however, that, in accordance with Rule 14d-11 under the Exchange Act, Merger Sub shall immediately accept for payment and promptly (and in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) pay for all Shares tendered during any such subsequent offering period.

(f) Acceptance of and Payment for Shares. Subject to the terms and conditions of this Agreement and to the satisfaction or waiver by Merger Sub of the Tender Offer Conditions as of the Expiration Date in accordance with Section 1.1(b), Merger Sub shall promptly on or after the Expiration Date accept for payment (such time of acceptance for payment, the “Acceptance Time”) and promptly (and in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Parent shall cause Merger Sub to have on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(g) Notices of Guaranteed Delivery. For purposes of this Agreement, and the Offer, including the exercise of the Top-Up, unless otherwise mutually agreed to by the Company and Merger Sub, any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to or on behalf of Merger Sub.

1.2. Company Actions.

(a) Schedule 14D-9. The Company shall file with the SEC as promptly as practicable on the date on which Parent and Merger Sub file the Offer Documents with the SEC, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto, and including the exhibits thereto, the “Schedule 14D-9”), which shall, subject to Section 6.2, include the Company Recommendation, and shall disseminate the Schedule 14D-9 to its stockholders, in each case, as and to the extent required by the Securities Laws. The Schedule 14D-9 shall constitute (and shall contain the information required to be included in) the Company’s notice of appraisal rights in accordance with Section 262 of the DGCL. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Securities Laws to be set forth in the Schedule 14D-9. The Company agrees promptly to correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and each of Parent and Merger Sub, with respect to information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company further agrees to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to its stockholders as and to the extent required by the Securities Laws. Unless the Company Board has effected a Change of Recommendation, Parent shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments or supplements thereto before they are filed with the SEC or disseminated to the Company’s stockholders, and the Company shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by Parent. The Company shall respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Schedule 14D-9 and, unless the Company Board has effected a Change of Recommendation, shall provide copies of such comments to Parent promptly upon receipt, shall provide copies of proposed responses to Parent a reasonable time prior to filing with the SEC and dissemination to the Company’s stockholders to allow for review and prompt comment by Parent and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent.

(b) Stockholder Information. In connection with the Offer, promptly following the date of this Agreement the Company shall furnish or cause to be furnished to Parent mailing labels containing the names and addresses of all of its stockholders of record, a non-objecting beneficial owners list and security position listings of Shares held in stock depositories, each as of a recent date, and shall promptly furnish Parent with such additional information, including updated lists of stockholders and beneficial owners, mailing labels, security position listings and computer files, and such other information and assistance as Parent or its Representatives may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of Shares. In addition, in connection with the Offer the Company shall, and shall use its reasonable best efforts to cause third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to the holders of Shares held in or subject to the Stock Plan and to permit such holders of Shares to tender their Shares into the Offer. Parent and Merger Sub shall, and shall instruct and use their reasonable best efforts to cause their respective Representatives to, hold in confidence the information contained in any such labels, listings and files and shall use such information only in connection with the Offer and the Merger. If this Agreement is terminated, Parent and Merger Sub and their respective Representatives shall return to the Company (or destroy) all such information.

1.3. Directors of the Company.

(a) Composition of Company Board and Board Committees. Promptly upon the acceptance for payment of, and payment for, a number of Shares by Merger Sub pursuant to the Offer that represents at least such number of outstanding Shares as shall satisfy the Minimum Condition, and at all times thereafter, Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, to the Company Board as will give Parent representation on the Company Board equal to that number of directors that equals the product of (i) the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and Merger Sub (including, for purposes of this Section 1.3(a), such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of Shares, and promptly following a request therefor by Parent, the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors, seeking and accepting the resignation of incumbent directors and taking any other actions that are necessary to accomplish the foregoing. At each such time, the Company shall also cause each committee of the Company Board (other than the Independent Director Committee) to include persons designated by Parent representing at least the same percentage of each such committee, board or governing body as Parent’s designees represent on the Company Board (rounding up where appropriate), in each case to the extent permitted by applicable Law and the rules of NASDAQ. The Company’s obligations under this Section 1.3 shall be subject to applicable Law, including Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The provisions of this Section 1.3 are in addition to, and shall not limit, any rights that Parent or Merger Sub may have as a record holder or beneficial owner of Shares as a matter of Law or otherwise with respect to the election of directors or otherwise.

(b) Independent Directors. In the event that Parent’s designees are appointed or elected to the Company Board pursuant to Section 1.3(a), then until the Effective Time, Parent and the Company shall use their reasonable best efforts to (i) cause at least three members of the Company Board as of immediately prior to the Acceptance Time, who are neither officers of the Company nor designees, stockholders, Affiliates or associates (within the meaning of the Securities Laws) of Parent and who will be independent and eligible to serve on the Company’s audit committee for purposes of Rule 10A-3 under the Exchange Act and an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules (“Independent”, and such Independent directors, the “Independent Directors”) to be directors of the Company and (ii) designate a committee of the Company Board composed solely of Independent Directors (the “Independent Director Committee”) and to continue the existence of such Independent Director Committee until the Effective Time.

(c) Independent Director Approval. After directors designated by Parent are elected or appointed to the Company Board pursuant to Section 1.3(a) and prior to the Effective Time, the approval of the Independent Director Committee, by a majority vote of its members (or if there are only two members, by unanimous vote of those two members, or if there is only one member, by a vote of that member), shall be required for the Company to authorize (and, to the extent permitted by applicable Law, such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company Board or the Company, including any action by any other director, shall be required to authorize) (i) any termination by the Company of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, (ii) any amendment by the Company of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, (iii) any extension granted by the Company of the time for the performance of any of the obligations or actions hereunder by Parent or Merger Sub, (iv) any waiver of compliance by the Company with any of the agreements or conditions contained herein for the benefit of the Company, the holders of Shares, or election to enforce any of the Company’s rights or remedies under this Agreement or (v) any amendment of the governing documents of the Company if any such amendment would reasonably be expected to adversely affect the holders of Shares (other than Parent or Merger Sub). The Independent Directors shall have, and Parent shall cause the Independent Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Company Board) and other advisors at the expense of the Company as determined by the Independent Director Committee, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement (such authority, together with the matters that require the approval of the Independent Director Committee described in clauses (i) through (v) being referred to herein collectively as the “Independent Director Committee Actions”).

(d) Section 14 of the Exchange Act. The Company shall promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 1.3, including mailing to its stockholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and the Company shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers as is required under such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3. Parent and Merger Sub shall supply the Company with, and be solely responsible for, any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 to be included in such information statement, and the Company’s obligations under this Section 1.3 shall be conditioned upon receipt of such information.

(e) Effects on Continued Listing. Following the Acceptance Time, the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 5615(c)(1) (or any successor provision) and make all necessary filings and disclosures associated with such status.

1.4. The Top-Up.

(a) Top-Up Grant. The Company hereby grants to Merger Sub an irrevocable right (the “Top-Up”) to purchase at a price per share equal to the Offer Price that number of authorized but unissued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when issued and added to the number of Shares owned by Parent and its Affiliates at the time of such exercise, shall constitute one share of Common Stock more than the number of Shares (the “Short-Form Threshold”) necessary for Merger Sub to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of the DGCL; provided, however, that in no event shall the Top-Up be exercisable (i) unless the parties are precluded by Law or Order from effecting the Merger pursuant to Section 251(h) of the DGCL (the “Statutory Impediment”); (ii) to the extent that the number of Top-Up Shares would exceed the number of the Company’s then authorized and unissued shares of Common Stock that are not otherwise reserved or committed to be issued and (iii) unless, immediately after such exercise and the issuance of the Top-Up Shares pursuant thereto, the Short-Form Threshold would be reached (after giving effect to the issuance of the Top-Up Shares). The Top-Up shall terminate concurrently with the termination of this Agreement in accordance with its terms or if not exercised within the timeframe proscribed in Section 1.4(b) below.

(b) Exercise of Top-Up. The Top-Up shall only be exercisable once, in whole and not in part, prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, within ten (10) business days following the Acceptance Time. In the event Merger Sub wishes to exercise the Top-Up, it shall so notify the Company in writing, and shall set forth in such notice (i) the number of Shares that Merger Sub intends to purchase pursuant to the exercise of the Top-Up and (ii) the place and time for the closing of the purchase of the Top-Up Shares (the “Top-Up Closing”). Upon request of Parent, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Merger Sub the number of Shares as of immediately prior to the exercise of the Top-Up. At the Top-Up Closing, Merger Sub shall cause the Company to be paid the aggregate price required to be paid for the Top-Up Shares and the Company shall cause to be issued to Merger Sub a Certificate or Book Entry Share representing the Top-Up Shares. The purchase price owed by Merger Sub to the Company to purchase the Top-Up Shares shall be paid to the Company at the Top-Up Closing, at Merger Sub’s option, (A) in cash, by wire transfer of same-day funds, or (B) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Shares less the amount paid in cash pursuant to the immediately preceding clause (x) (the “Promissory Note”). The Promissory Note (1) shall be due on the first anniversary of the Top-Up Closing, (2) shall bear simple interest of 5% per annum, (3) shall be full recourse to Merger Sub, (4) may be prepaid, in whole or in part, at any time without premium or penalty and (5) shall have no other material terms.

(c) Exemption from Registration. Parent and Merger Sub acknowledge that the Top-Up Shares that Merger Sub may acquire upon exercise of the Top-Up will not be registered under the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended (the “Securities Act”), and will be issued in reliance upon an applicable exemption from registration under the Securities Act for transactions not involving a public offering. Parent and Merger Sub hereby represent and warrant to the Company that Merger Sub is, and will be upon the purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up and the Top-Up Shares to be acquired upon exercise of the Top-Up are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d) No Effect on Appraisal Rights. Notwithstanding anything to the contrary contained herein, to the fullest extent permitted by applicable Law, each of the parties agrees and acknowledges that in any appraisal proceeding under Section 262 of the DGCL with respect to the Dissenting Shares, the Surviving Corporation shall not assert that the Top-Up, the Top-Up Shares or any cash or the Promissory Note delivered to the Company in payment for such Top-Up Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262 of the DGCL.

(e) Assignment of Top-Up. Without the prior written consent of the Company, the right to exercise the Top-Up granted pursuant to this Agreement shall not be assigned by Merger Sub other than to Parent or a direct or indirect wholly owned Subsidiary of Parent, including by operation of Law or otherwise, and any attempted assignment in violation of this Section 1.4(e) shall be null and void.

ARTICLE II

The Merger

2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”). The Merger shall have the effects specified in the DGCL. The Merger shall be governed by Section 251(h) of the DGCL, except to the extent otherwise provided herein, and shall be effected as soon as practicable following the Acceptance Time in accordance with the terms and conditions hereof.

2.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York as soon as practicable following the Acceptance Time, which shall not be later than the second business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

2.3. Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated by filing a certificate of merger or a certificate of ownership and merger (the “Delaware Certificate of Merger”) in such form required by, and executed and acknowledged by, the Company, Parent and Merger Sub with the Secretary of State of the State of Delaware in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

2.4. The Certificate of Incorporation. The certificate of incorporation of the Company shall be amended by virtue of the Merger to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Company shall remain “Coleman Cable, Inc.” and the provisions relating to the incorporator of Merger Sub shall be omitted, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended (subject to Section 6.11) (the “Charter”).

2.5. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of the Company shall be amended to read at the Effective Time as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Company shall remain “Coleman Cable, Inc.”, and as so amended shall be the bylaws of the Surviving Corporation, until thereafter amended (subject to Section 6.11) (the “By-Laws”).

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1. Directors. The parties hereto shall take, or cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock of the Constituent Corporations;

Exchange Procedures

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of capital stock of Parent, Merger Sub or the Company:

(a) Merger Consideration; Conversion of Securities. Each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”, and together with the Shares referred to in the immediately preceding clause (i), the “Excluded Shares”) who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (the “Dissenting Shares”), shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”) without interest. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and each book entry account formerly representing any of the non-certificated Shares (other than Excluded Shares) (a “Book Entry Share”) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Share, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist.

(c) Conversion of Merger Sub Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Paying Agent; Exchange Procedures.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent reasonably selected by Parent (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in (A) obligations of or guaranteed by the United States of America, (B) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (C) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion or (D) a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation in accordance with applicable Law and Section 4.2(d).

(b) Exchange Procedures.

(i) Letters of Transmittal. As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to such Shares shall pass, with respect to Book Entry Shares only upon adherence to the procedures set forth in the letter of transmittal, and, with respect to Certificates, upon adherence to the procedures set forth in the letter of transmittal and proper delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent), and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) or Book Entry Shares in exchange for the amount to which such holder of record is entitled as a result of the Merger pursuant to Section 4.1(a).

(ii) Certificates. Upon delivery of such letter of transmittal by any holder of Certificates (other than Excluded Shares), duly completed and duly executed in accordance with its instructions and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)), the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product of (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) and (B) the Per Share Merger Consideration, and the Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii) Book Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1(a). In lieu thereof, each holder of record of one or more Book Entry Shares (other than Excluded Shares) shall upon receipt by the Paying Agent of an “agent’s message” in customary form (it being understood that the holders of Book Entry Shares shall be deemed to have surrendered such Shares upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product of (A) the number of Shares represented by such Book Entry Share and (B) the Per Share Merger Consideration, and the Book Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book Entry Shares.

(iv) Excluded Shares; Unrecorded Transfers. If any Excluded Shares cease to be Excluded Shares pursuant to Section 4.2(a), the Surviving Corporation shall cause the Paying Agent as promptly as practicable after such Excluded Shares cease to be Excluded Shares to mail to the holder of such Shares the letter of transmittal and instructions referred to in Section 4.2(b)(i), with respect to such Shares or to take such other action consistent with this Section 4.2 to ensure that the holder of record of such formerly Excluded Shares surrenders its Shares and receives payment of the Per Share Merger Consideration to which such holder of record is entitled as a result of the Merger pursuant to Section 4.1(a) in respect of each such Share. In the event of a transfer of ownership of Certificates or Book Entry Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described in this Section 4.2(b) may be issued to such transferee if evidence reasonably satisfactory to the Paying Agent is presented that the transfer of any such Certificate or Book Entry Share has been properly effected, accompanied by such documentation reasonably requested by the Paying Agent evidencing that any applicable stock transfer Taxes have been paid or are not applicable.

(v) Special Procedures for DTC. Prior to the Effective Time, Parent and the Company shall reasonably cooperate to establish procedures with the Paying Agent and The Depository Trust Company (“DTC”) designed to provide that (i) if the Closing occurs at or prior to 11:30 a.m. (New York City Time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the product of (A) the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time and (B) the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York City Time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(c) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares in the records of the Company. After the Effective Time, the holders of Certificates or Book Entry Shares evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Shares for 180 calendar days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the amount to which such holder is entitled as a result of the Merger pursuant to Section 4.1(a) (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of the Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 4.2(e)) or Book Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Person for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of Shares at such date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interests of any such holders or their successors, assignees or personal representatives previously entitled thereto. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product of (i) the number of Shares represented by such lost, stolen or destroyed Certificate and (ii) the Per Share Merger Consideration.

(f) Appraisal Rights. No Person who has properly demanded a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to Dissenting Shares, each Dissenting Stockholder shall be entitled only to such rights and payments as are granted by Section 262 of the DGCL with respect to such Dissenting Shares; provided, however, that if any such holder shall effectively waive, withdraw or lose such holder’s rights under Section 262 of the DGCL, each of such holder’s Dissenting Shares shall no longer be deemed an Excluded Share and shall be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration as provided in Section 4.1(a), without interest and after giving effect to any required Tax withholdings as provided in Section 4.2(g), and such holder thereof shall cease to have any other rights with respect thereto. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to all demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(g) Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be.

4.3. Treatment of Stock Plans.

(a) Treatment of Options. At the Acceptance Time, each outstanding option to purchase shares of Common Stock (a “Company Option”) under the Stock Plan, whether vested or unvested, shall automatically vest, and at the Effective Time, each outstanding Company Option shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company Option and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Common Stock under such Company Option, which amount shall be paid by Parent or the Surviving Corporation as soon as reasonably practicable following the Effective Time. In the case of a Company Option with an exercise price that is greater than the Per Share Merger Consideration, such Company Option shall, at the Effective Time, automatically be forfeited for no consideration in exchange therefor.

(b) Company Restricted Stock. Immediately prior to the Acceptance Time, any vesting conditions applicable to any shares of restricted Common Stock (each such share, a share of “Company Restricted Stock”) granted pursuant to the Stock Plan shall be deemed to be satisfied (subject to and contingent upon the occurrence of the Acceptance Time), and such shares of Company Restricted Stock shall be treated the same as all other Shares in accordance with Section 4.1 of this Agreement.

(c) Corporate Actions. At or prior to the Acceptance Time, the Company and the compensation committee (the “Compensation Committee”) of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 4.3(a) and (b), including obtaining consents from holders of Company Options and/or Company Restricted Stock, if and to the extent the Compensation Committee determines to be necessary.

4.4. Adjustments. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Offer Price and the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Offer Price and the Per Share Merger Consideration; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is prohibited by the terms of this Agreement.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in (x) the Company Reports furnished to or filed with the SEC by the Company on or after January 1, 2012 and prior to the date of this Agreement (excluding any disclosures of information, factors or risks contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” or elsewhere therein, to the extent they are statements that are predictive, cautionary or forward-looking in nature (the “Excluded Disclosure”), and provided that nothing in the Company Reports shall be deemed to modify or qualify the representations and warranties set forth in Sections 5.1(a) (Organization, Good Standing and Qualification), 5.1(b) (Capital Structure), 5.1(c) (Corporate Authority; Approval and Fairness), 5.1(m) (Takeover Statutes) or 5.1(u) (Brokers and Finders)) or (y) the disclosure letter delivered to Parent by the Company prior to or concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. As used in this Agreement, the terms:

(i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries;

(ii) “Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act; and

(iii) “Company Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with other changes, events or occurrences (x) is, or would reasonably be expected to be, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (y) prevents, or would reasonably be likely to prevent, the Company from consummating the Offer or the Merger or the other transactions contemplated by this Agreement; provided, however, that, none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of or resulting from any of the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) changes generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or elsewhere in the world where the Company and its Subsidiaries operate or where the Company’s or any of its Subsidiaries’ Products or services are sold, including changes in interest rates, exchange rates, commodity prices, electricity prices and fuel costs;

(B) changes that are the result of factors generally affecting the industries in which the Company or any of its Subsidiaries operate or the Company’s or any of its Subsidiaries’ Products or services are sold;

(C) changes, events, occurrences or effects resulting from the entry into, announcement or performance of this Agreement or the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, including any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, unions, financing sources, distributors, suppliers, partners or similar relationships as a result thereof;

(D) any litigation arising from allegations of any breach of fiduciary duty or allegations of violation of Law (but not any finally adjudicated breach of fiduciary duty or violation of Law itself), in each case relating to this Agreement or the Offer, the Merger or any of the other transactions contemplated by this Agreement;

(E) changes or prospective changes in any Law or GAAP or interpretation or enforcement thereof;

(F) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a “Company Material Adverse Effect”;

(G) any change, event, occurrence or effect resulting from acts of war (whether or not declared), hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis;

(H) any actions taken or omitted to be taken by the Company or its Subsidiaries that are required to be taken or omitted to be taken by this Agreement or any actions taken or omitted to be taken with Parent’s written consent or at Parent’s written request;

(I) any change, event, occurrence or effect resulting or arising from the identity of Parent or its Affiliates;

(J) any decline in the market price, or change in trading volume, of the Shares on the NASDAQ or any other capital stock or debt securities of the Company; provided that the exception in this clause shall not preclude a determination that any change, event, occurrence or effect underlying such decline or change, as applicable, has contributed to, or resulted in, a “Company Material Adverse Effect”; or

(K) any change or announcement of a potential change in the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their securities; provided that the exception in this clause shall not preclude a determination that any change, event, occurrence or effect underlying such change or potential change has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, the foregoing clauses (A), (B), (E) and (G) of this definition shall not apply to the extent such changes, events, occurrences or effects disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Company and its Subsidiaries operate.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, of which 18,366,688 Shares were outstanding as of the close of business on December 19, 2013 (the “Capitalization Date”). All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the Capitalization Date, other than 550,104 shares of Common Stock reserved for issuance under outstanding awards granted under the Company’s Long-Term Incentive Plan (the “Stock Plan”), the Company has no shares of Common Stock reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of the date of this Agreement of all Company Options and all shares of

Company Restricted Stock, each of which have been granted pursuant to the Stock Plan, including the date of grant, number of Shares, vesting schedule and, where applicable, exercise price. Each Company Option was granted with an exercise price equal to or greater than the fair market value of the underlying share of stock at the time of grant. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, mortgage, option, right of first refusal, transfer, restriction, voting restriction or other encumbrance (each, a “Lien”) except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws. From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances by the Company of shares of Common Stock or other equity interests in the Company other than issuances of shares of Common Stock pursuant to the exercise of Company Options or the vesting of Company Restricted Stock outstanding as of the Capitalization Date in the ordinary course pursuant to the terms of the Stock Plan and award agreements thereunder. Except as set forth above, there are no, and since the Capitalization Date, neither the Company nor any Subsidiary of the Company has granted any, preemptive or other outstanding rights, options, restricted stock, phantom stock rights, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding, other than the Top-Up. Upon any issuance of any Shares in accordance with the terms of the Stock Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.

(ii) Section 5.1(b)(ii) of the Company Disclosure Letter sets forth as of the date of the Agreement each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority to enter into and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and, subject only to adoption of this Agreement by the holders of a majority of Shares entitled to vote on such matter at a stockholders meeting duly called and held for such purpose (the “Company Stockholder Approval”) if required by applicable Law, to consummate the Offer, the Merger and the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board, by resolutions duly adopted at a meeting duly called and held, has unanimously (A) approved, and declared advisable, this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein, (B) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its Subsidiaries), (C) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer and, to the extent required by applicable Law, adopt this Agreement (clauses (A) through (C) of this Section 5.1(c)(ii), the “Company Recommendation”), and (D) directed that, to the extent required by applicable Law, the Agreement be submitted to the Company’s stockholders for their adoption at a meeting duly called and held for such purpose, which resolutions have not, as of the date of this Agreement, been subsequently withdrawn or modified in a manner adverse to Parent.

(iii) On or prior to the date of this Agreement, the Company Board has received from Jefferies LLC (the “Company Financial Advisor”), an opinion, subject to the limitations, qualifications and assumptions set forth therein, that, as of the date of such opinion, the Offer Price and Per Share Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) is fair from a financial point of view to such holders and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Except for (A) the applicable requirements of the Securities Act, the Exchange Act and state securities, takeover and “blue sky” Laws, including the filing and dissemination of the Offer Documents and, if necessary, of a Proxy Statement relating to the Stockholders Meeting, (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, (C) the applicable requirements of NASDAQ, and (D) the filing with the Secretary of State of the State of Delaware of the Delaware Certificate of Merger, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Offer, the Merger and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement by the Company will not constitute or result in (A) assuming receipt of the Company Stockholder Approval, if required by applicable Law, a violation of the certificate of incorporation or by-laws of the Company, (B) a violation of the comparable governing documents of any of its Subsidiaries, (C) a breach or violation of, a termination of, a right of termination or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, bond, mortgage, indenture or other instrument or obligation (excluding purchase orders) (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or (D) assuming compliance with the matters referred to in Section 5.1(d)(i) and receipt of the Company Stockholder Approval, if required by applicable Law, a violation of any Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (C) or (D) of this Section 5.1(d)(ii), as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2011 (the “Applicable Date”) (such forms, statements, reports and documents publicly filed or publicly furnished since the Applicable Date and those publicly filed or publicly furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports (including any financial statements or other schedules included therein), at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. The Company has disclosed to the Company’s auditors and the audit committee of the Company Board based on its most recent evaluation prior to the date of this Agreement (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the information described in the foregoing clauses (A) and (B) has been disclosed to Parent prior to the date of this Agreement.

(iv) Since the Applicable Date, neither the Company nor any Subsidiary of the Company has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Company.

(v) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the financial position, results of operation and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) applied consistently during the periods presented, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2012, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, (ii) there has not been any Company Material Adverse Effect and (iii) neither the Company nor any Subsidiary of the Company has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in clauses (iii), (iv), (vi), (vii), (xi), (xiii), (xv)(A), (xv)(B), (xv)(C) or (xx) of Section 6.1(a).

(g) Litigation; Liabilities.

(i) (A) There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings or investigations, audits or reviews (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened in writing by or before any Governmental Entity against the Company or any of its Subsidiaries (other than any Transaction Litigation) and (B) as of the date of this Agreement, there is no Transaction Litigation pending or, to the Knowledge of the Company, threatened in writing by or before any Governmental Entity against the Company or any of its Subsidiaries.

(ii) None of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, settlement, writ, injunction, decree or award of any Governmental Entity applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole.

(iii) The term “Knowledge of the Company” when used in this Agreement shall mean the actual knowledge of those officers of the Company set forth in Section 5.1(g)(iii) of the Company Disclosure Letter, in each case as of the date of this Agreement and after reasonable inquiry.

(iv) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a condensed consolidated statement of financial position of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or reflected or reserved against in the Company’s consolidated balance sheets or in the notes thereto, included in the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business since September 30, 2013, (C) arising or incurred in connection with the Offer, the Merger or any other transaction or agreement contemplated by this Agreement or (D) that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(h) Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth a complete and correct list of all material benefit and compensation plans, programs, contracts, policies, agreements or arrangements, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all health, dental, life, disability, salary continuation, retirement, pension, vacation, sick pay, deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, and all other material incentive and bonus plans sponsored, maintained, contributed to or required to be contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has any obligation or liability, including employment agreements and the Stock Plan and award agreements thereunder for the benefit of employees, directors or any other individual service providers of the Company or its Subsidiaries (without regard to materiality, the “Benefit Plans”). Benefit Plans maintained outside of the United States primarily for the benefit of employees working outside of the United States whether or not statutorily required are referred to herein as “Non-U.S. Benefit Plans”.

(ii) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable opinion or determination letter from the Internal Revenue Service, including any master or prototype plan, on which it may rely, and nothing has occurred that could reasonably be expected to cause the loss of such qualification or the imposition of any material penalty or liability related to such Benefit Plan. True, correct and complete copies of all material Benefit Plans (including all amendments thereto and all related trust documents), the most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Benefit Plan, the most recent actuarial report (if applicable) for all Benefit Plans, the most recent summary plan description, if any, required under ERISA with respect to each Benefit Plan, all material written contracts, instruments or agreements relating to each Benefit Plan, including administrative service agreements and group insurance contracts, the most recent Internal Revenue Service determination or opinion letter issued with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code, and all filings under the Employee Plans Compliance Resolution System Program or the Department of Labor Delinquent Filer Program with respect to any Benefit Plan have been made available to Parent.

(iii) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non-U.S. Benefit Plans, comply in all material respects in form and have been maintained in all material respects in accordance with their terms and in compliance with ERISA, the Code and other applicable Laws, including operational and, since January 1, 2009, documentary compliance with Section 409A of the Code. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any other Person has engaged in a transaction with respect to any Benefit Plan that has subjected or would reasonably be expected to subject the Company or any Subsidiary to a material Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) or 502(l) of ERISA. Neither the Company nor any of its Subsidiaries has incurred or could reasonably be expected to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA. No proceeding, audit or investigation that could reasonably be expected to result in any material liability has been asserted, instituted or, to the Knowledge of the Company, threatened against or in connection with any of the Benefit Plans, other than non-material routine claims for benefits and appeals of such claims. No Benefit Plan is under, and neither the Company nor any Subsidiary of the Company has received any notice of, an audit or investigation by the Internal Revenue Service, Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, and no such completed audit or investigation (if any), has resulted, in the imposition of any material Tax or penalty that remains outstanding and unsatisfied as of the date hereof. The assets of any Benefit Plan do not include employer securities or employer real property (as such terms are defined in Section 407(d) of ERISA).

(iv) No liability has been or is expected to be incurred by the Company, any of its Subsidiaries or any ERISA Affiliate with respect to any ongoing, frozen or terminated plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including a “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained, participated in, or contributed to by any of them, or the single-employer plan of any entity that could be considered a single employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (each, an “ERISA Affiliate”). The Company, its Subsidiaries and ERISA Affiliates have not incurred and do not expect to incur any withdrawal liability or any other liability or obligation with respect to a Multiemployer Plan.

(v) With respect to any Benefit Plan subject to Title IV of ERISA: (i) all contributions required by the minimum funding standards of Sections 412, 430, 431 and 432 of the Code have been made; (ii) no variance from minimum funding standards (as described in Section 412(c) of the Code) has been requested; (iii) as of the date of the latest actuarial valuation of such plan, the fair value of the plan assets of any such plan equals or exceeds the projected benefit obligation under such plan (whether or not vested, each as determined under the assumptions and valuation method used in such actuarial valuation); (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred or is reasonably expected to occur, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (v) there are no demands for material payments, contributions or security by the Pension Benefit Guaranty Corporation, nor has it instituted proceedings to terminate any such plan and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan. No material liability or contingent liability (including liability pursuant to Section 4062(e), 4069, 4212(c) or 4204 of ERISA) under Title IV of ERISA or Section 430(k) of the Code has been or is reasonably expected to be incurred by the Company, any of its Subsidiaries or any ERISA Affiliate.

(vi) All contributions required by applicable Law to be made under each Benefit Plan, as of the date of this Agreement, have been timely made or accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries.

(vii) No Benefit Plan provides retiree or post-employment health or life insurance benefits to any current or former director, officer or employee of the Company or any of its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any similar Law (“COBRA”) for which the covered individual pays the full cost of coverage. Each Benefit Plan (other than employment or similar contracts with individual employees) may be amended or terminated in accordance with its terms without material liability (other than for benefits accrued through the date of such action). The Company, its Subsidiaries and the ERISA Affiliates are and have been in material compliance with the applicable requirements of COBRA.

(viii) Neither the execution of this Agreement by the Company nor the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement will (A) entitle any employee, director or other service providers (whether current, former or retired) of the Company or its Subsidiaries to any material severance pay or benefits or any material increase in severance pay or benefits upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment, funding or vesting or result in any material payment or funding (through a grantor trust or otherwise) of any compensation or benefits, or (C) increase the amount payable or result in any other material obligation, in each case pursuant to any of the Benefit Plans or as otherwise paid or payable by the Company.

(ix) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Offer, the Merger or other transactions contemplated by this Agreement by any employee, director, other service provider or shareholder of the Company or any of its Subsidiaries under any Benefit Plan or as otherwise paid or payable by the Company would not be deductible by reason of Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity or gross-up obligation on or after the Acceptance Time for any Taxes or penalties imposed under Section 4999 or Section 409A of the Code.

(x) All Non-U.S. Benefit Plans (A) comply in all material respects and have been maintained in all material respects in accordance with their terms and applicable local Law, and (B) that are intended to be funded and/or book reserved are funded and/or book reserved, as appropriate, except, in either case, as would not, individually or in the aggregate, result in any material liability to the Company and its Subsidiaries. All Non-U.S. Benefit Plans (excluding any benefits required to be provided by statute) are listed on Section 5.1(h)(i) of the Company Disclosure Letter.

(i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any law, common law, statute, ordinance, rule, regulation, code, order, judgment, writ, injunction, arbitration award or agency requirement or decree, enacted, issued, promulgated, enforced or entered by any Governmental Entity (collectively, “Laws”), except, in each case, as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(j) Compliance with Customs and International Trade Laws.

(i) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, the Company and its Subsidiaries have operated in compliance with (A) applicable United States export and re-export controls, including the United States Export Administration Act and Regulations, Foreign Assets Control Regulations and other similar United States government regulations and executive orders that restrict trade or services with non-United States Persons and (B) all other applicable import/export Laws in other countries in which the Company conducts business and such compliance is required (collectively, “Customs and International Trade Laws”).

(ii) Neither the Company nor any of its Subsidiaries has received, since the Applicable Date through the date of this Agreement, any written communication from a Governmental Entity that alleges that the Company or any its Subsidiaries or any of their employees is or may be in violation of any Customs and International Trade Laws.

(iii) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors, distributors, employees or other Person acting directly on behalf of the Company or its Subsidiaries has, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to the Company or any of its Subsidiaries in any jurisdiction other than the United States, or, to the Knowledge of the Company, used any corporate funds for unlawful contributions, gifts or entertainment for, or made, offered or authorized any unlawful payment to, any non-United States or United States government officials or employees, whether directly or indirectly, in the form of a bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(k) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by any Contract:

(A) containing any covenant that in any material respect (1) limits the ability of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or operate at any location, (2) grants “most favored nation” status to any Person, (3) grants to any other Person any right of first offer or right of first refusal or (4) grants exclusive rights to any other Person;

(B) that (1) is material to the Company and its Subsidiaries, taken as whole, and requires the consent of the other party thereto upon a change in control of the Company or (2) would require the Company or any successor thereto to make any material payment to another Person upon consummation of a change in control of the Company;

(C) entered into after January 1, 2007 that involves the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests for aggregate consideration under such Contract (or series of related Contracts) in excess of $7.5 million (other than acquisitions or dispositions of inventory in the ordinary course of business);

(D) containing any “earn-out” or other similar contingent payment obligation pursuant to which the Company or any of its Subsidiaries has any remaining liability as of the date of this Agreement that could result, in each case, in payments by the Company or any of its Subsidiaries after the date of this Agreement (other than contingent payment arrangements entered into in the ordinary course of business);

(E) that is a collective bargaining Contract or any other material agreement with a labor union or labor organization;

(F) evidencing Indebtedness of the Company or any of its Subsidiaries in excess of $5 million;

(G) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company;

(H) containing a put, call or similar right pursuant to which the Company or any Subsidiary of the Company could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000 (other than acquisition or disposition of inventory in the ordinary course of business);

(I) that provides for payments by the Company or any of its Subsidiaries in excess of $5 million per annum, or the delivery by the Company or any of its Subsidiaries of goods or services with a fair market value in excess of $5 million per annum, during the remaining term thereof (in each case, based on the Company’s good faith estimate taking into account payments or deliveries, as applicable, during the calendar year 2012);

(J) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement providing for the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 5% voting or economic interest, or any interest valued at more than $1 million without regard to percentage voting or economic interest;

(K) that provides for the Company or any of its Subsidiaries to receive any payments in excess of, or any property with a fair market value in excess of, $5 million per annum, during the remaining term thereof (in each case, other than for the delivery of goods or services by the Company or any of its Subsidiaries and based on the Company’s good faith estimate during the calendar year 2012);

(L) that provides for the grant of a license, or the development (excluding Contracts with employees, consultants and contractors) of any Company Intellectual Property (other than non-exclusive licenses granted to third parties in the ordinary course of business by the Company or any of its Subsidiaries);

(M) that is an employment, consulting, deferred compensation, change of control, severance or other similar employment Contract that contains a change of control provision in favor of the other party thereto or that otherwise provides for base salary or base compensation in any fiscal year that is equal to or greater than $250,000;

(N) that is with any director or executive officer (as such term is defined in the Exchange Act) of the Company or any Person beneficially owning five percent or more of the outstanding Shares or any of their respective immediately family members; and

(O) with a Governmental Entity (“Government Contracts”) (except for task orders and blanket purchasing agreements pursuant to current Government Contracts) that is currently active in performance.

Each Contract described in clauses (A) through (O) of this Section 5.1(k)(i) (excluding any Benefit Plan) is referred to herein as a “Material Contract”. As used in this Agreement, the term “Indebtedness” means: (1) indebtedness for borrowed money or for the deferred purchase price of property or services (but excluding trade payables and receivables in the ordinary course of business), including indebtedness evidenced by a note, bond, debenture or similar instrument, (2) obligations to pay rent or other amounts under any lease of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet under GAAP, (3) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (4) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements and (5) any guarantee of any such obligations described in clauses (1) through (4) of this definition.

(ii) Each of the Material Contracts (and those Contracts that would be Material Contracts but for the exception of being filed as exhibits to the Company Reports prior to the date of this Agreement) is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no breach or default under any such Contracts by the Company or its Subsidiaries or, to the Knowledge of the Company, any party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written claim or notice of default, termination, failure to renew or cancellation under any Material Contract. True and correct copies of each Material Contract, subject to redactions, have been made available to Parent or its counsel prior to the date hereof.

(l) Real Property.

(i) The Company or its applicable Subsidiary has good and valid title to each parcel of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Liens, other than Permitted Liens. Section 5.1(l)(i) of the Company Disclosure Letter contains a true, correct and complete list of all Owned Real Property as of the date of this Agreement. With respect to each Owned Real Property, (A) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (B) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Subsidiary of the Company is a party to any agreement or option to purchase any real property or interest therein.

(ii) The Company or its applicable Subsidiary holds good and valid leasehold interests in the real property leased or subleased by the Company or its applicable Subsidiary (the “Leased Real Property”), free and clear of all Liens, other than Permitted Liens, and (A) all leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) (collectively, the “Leases”) under which the Company or any of its Subsidiaries lease any Leased Real Property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, (B) there is not, under any of such Leases, any existing default by the Company or any of its Subsidiaries that, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries and (C) neither the Company nor any Subsidiary of the Company has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. Section 5.1(l)(ii) of the Company Disclosure Letter contains a true, correct and complete list of all Leased Real Property and each Lease. Complete and correct copies of each Lease for the Leased Real Property set forth in Section 5.1(l)(ii) of the Company Disclosure Letter have been made available to Parent prior to the date hereof.

(iii) For the purposes of Section 5.1(l)(i) and Section 5.1(q) only, “Permitted Liens” means: (A) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property which, to the Knowledge of the Company, are not violated by the current use or occupancy of such location and which do not materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated at such location, (B) Liens under workmen’s compensation, unemployment insurance or similar Laws, or security for contested Taxes or other governmental charges, in each case incurred or made in the ordinary course of business consistent with past practice and for which appropriate reserves have been established in accordance with GAAP, (C) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ or other similar Liens, in each case incurred in the ordinary course of business consistent with past practice relating to obligations not yet due or the validity or amount of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (D) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or the validity or amount of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (E) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records, (F) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (G) Liens set forth on Section 5.1(l)(i) of the Company Disclosure Letter and (H) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection.

(m) Takeover Statutes. The Company has elected in its certificate of incorporation to not be governed by Section 203 of the DGCL and, accordingly, the provisions of Section 203 of the DGCL are inapplicable to this Agreement, the Support Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger. No other “fair price,” “moratorium,” “control share acquisition”, “interested stockholder”, “affiliate transaction”, “business combination” or other anti-takeover statute or regulation enacted under any Law (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Offer, the Merger or the other transactions contemplated by this Agreement. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

(n) Environmental Matters.

(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (A) the Company and its Subsidiaries are and have since the Applicable Date been in compliance with applicable Environmental Laws, (B) the Company and its Subsidiaries possess, maintain and are and since the Applicable Date have been in compliance in all material respects with all Licenses required under applicable Environmental Laws for the operation of their respective businesses and the occupation of their respective properties or facilities, (C) neither the Company nor any of its Subsidiaries has received from any Governmental Entity any written claim, notice, including any notice of violation or citation, report, order or other information concerning any violation or alleged material violation of or material liability under any applicable Environmental Law, (D) there are no material writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened in writing, concerning compliance by the Company or any Subsidiary with, or any liability of the Company or any Subsidiary under, any Environmental Law, (E) to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, discharged, manufactured, distributed, exposed any Person to, or released any Hazardous Substance, or owned or operated any property or facility which is or has been contaminated by any Hazardous Substance, so as to have given rise to, or as would reasonably be expected to give rise to, any liabilities under or any violations of any Environmental Laws, (F) neither the Company nor any Subsidiary of the Company has assumed expressly or provided an indemnity which remains in effect with respect to the acquisition or disposition of any business or property concerning any liability of any other Person under any Environmental Laws, (G) neither the Company nor any Subsidiary of the Company has manufactured, sold or distributed any Product containing asbestos or other Hazardous Substances that has given rise to or, to the Knowledge of the Company, as would reasonably be expected to give rise to, any liability under Environmental Laws and (H) the Company has made available to Parent all material environmental reports, assessments, and audits in the Company’s possession with respect to the facilities of the Company or any Subsidiary.

(ii) As used in this Agreement, the term “Environmental Law” means any applicable Law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity (A) concerning health and safety as it relates to Hazardous Substance exposure or the pollution or protection of the environment (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of, or exposure to, Hazardous Substances, in each case as in effect as of or prior to the date of this Agreement.

(iii) As used in this Agreement, the term “Hazardous Substance” means any substance to the extent listed, defined, designated or classified as hazardous, toxic or radioactive, or for which liability or standards of conduct have been imposed, under any applicable Environmental Law, including asbestos, polychlorinated biphenyls, petroleum and any derivative or by-product thereof.

(iv) Notwithstanding any other representation or warranty in this Section 5.1, the representations and warranties contained in this Section 5.1(n) constitute the sole representations of the Company with respect to any Environmental Law or Hazardous Substance.

(o) Taxes.

(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (B) have paid all Taxes shown as due on such Tax Returns that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and (C) have not waived any statute of limitations with respect to any amount of Taxes or agreed to any extension of time with respect to any amount of Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any material audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) Notwithstanding any other representation or warranty in Section 5.1 of this Agreement, the representations and warranties contained in this Section 5.1(o) constitute the sole and exclusive representations and warranties of the Company relating to any Tax, Tax Return or Tax matter.

(iv) As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(v) Neither the Company nor any Subsidiary of the Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the past two (2) years.

(vi) Neither the Company nor any Subsidiary of the Company has engaged in any “listed transaction” within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated thereunder).

(p) Labor Matters. To the Knowledge of the Company, there are no and, since the Applicable Date, there have been no ongoing or, to the Knowledge of the Company, threatened in writing union organizing or decertification activities involving employees of the Company or any of its Subsidiaries and there are no and, since the Applicable Date, there have been no pending or, to the Knowledge of the Company, threatened in writing strikes, walkouts, picketing or other material labor disputes against or involving the facilities of the Company or any of its Subsidiaries. The Company and its Subsidiaries have not, since the Applicable Date, effectuated a “plant closing” or “mass layoff”, as defined in the Workers Adjustment and Retraining Notification Act of 1988, as amended, or any analogous U.S. state or U.S. local Law affecting in whole or in part any site of employment, operating unit or employees of the Company or any Subsidiary of the Company, without complying with the WARN Act or any analogous U.S. state or U.S. local Law (“WARN Act”). To the Knowledge of the Company and as of the date of this Agreement, no executive officer or key employee of the Company or any of its Subsidiaries at the level of vice president or above has announced any present intention to terminate his or her employment with the Company or any of its Subsidiaries within the twelve (12) months following the date of this Agreement.

(q) Intellectual Property.

(i) Section 5.1(q)(i) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all (A) Registered Intellectual Property owned by the Company and its Subsidiaries indicating for each, the owner, the registration or application number and the applicable filing jurisdiction for each such item; (B) material unregistered trademarks or service marks owned by the Company or any of its Subsidiaries; and (C) material proprietary computer software owned by the Company or any of its Subsidiaries (collectively, the “Company Intellectual Property”). The Company and its Subsidiaries solely own the Company Intellectual Property free and clear of all Liens other than Permitted Liens.

(ii) To the Knowledge of the Company, the operation of the businesses of the Company or any of its Subsidiaries as currently conducted does not, and as conducted since the Applicable Date, has not, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. During the period from the Applicable Date to the date of this Agreement, no Person has asserted in writing to the Company or any of its Subsidiaries (and to the Knowledge of the Company, no such claim has been threatened in writing) (A) that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of any third party, or (B) challenging the ownership, use, validity, registrability, patentability or enforceability of any Company Intellectual Property. To the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Intellectual Property owned by the Company or any of its Subsidiaries in any material respect. The Company Intellectual Property owned by the Company and its Subsidiaries is not subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use, enforcement or disposition thereof.

(iii) All of the Registered Company Intellectual Property that is material to the operation of the businesses of the Company or any of its Subsidiaries is subsisting and, to the Knowledge of the Company, valid and enforceable. The Offer, the Merger and the other transactions contemplated by this Agreement shall not impair the right, title or interest of the Company or any of its Subsidiaries in or to any Company Intellectual Property or the Company Systems, and all Company Intellectual Property or the Company Systems shall be owned or available for use by the Company and its Subsidiaries immediately after the Effective Time on terms and conditions identical to those under which the Company and its Subsidiaries owned or used such Company Intellectual Property immediately prior to the Effective Time.

(iv) The Company and its Subsidiaries have taken commercially reasonable measures to maintain and protect each trade secret owned by the Company or any of its Subsidiaries and other Intellectual Property that is material to the operation of the businesses of the Company or any of its Subsidiaries as currently conducted (including by executing confidentiality or nondisclosure agreements as applicable with its and their respective employees, consultants and contractors and other applicable Persons that have access to confidential information of the Company and its Subsidiaries).

(v) The IT Assets owned, or leased by, or licensed to, the Company and its Subsidiaries (collectively, the “Company Systems”) in the conduct of their respective businesses as currently conducted, are sufficient for the needs of the Company and its Subsidiaries with respect to their respective businesses as currently conducted. The Company and each of its Subsidiaries’ respective IT Assets operate and perform as required by the Company and its Subsidiaries in connection with their respective businesses and have not malfunctioned or failed during the two years preceding the date of this Agreement, and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices, and act in compliance therewith in all material respects.

(vi) Definitions. For purposes of this Agreement, the term:

(A) “Intellectual Property” means, in any and all jurisdictions throughout the world, any (1) trademarks, service marks, Internet domain names, trade dress, trade names, and all other indicia of origin, registrations and applications for registration of any of the foregoing and renewals thereof, and the goodwill associated therewith and symbolized thereby, (2) inventions (whether or not patentable or reduced to practice), patents and patent applications, and all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith and counterparts thereof, (3) confidential and proprietary information (including technical data, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), trade secrets, know-how (including technologies, processes, techniques, protocols, methods, formulae, data algorithms, compositions, industrial models, architectures, designs, drawings, plans, specifications, methodologies, ideas and research and development), (4) works of authorship (whether or not copyrightable), copyrights (including copyrights in computer software and Internet websites) and registrations and applications for registration of the foregoing, and (5) all other intellectual property rights.

(B) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, networks, interfaces, platforms, and other information technology equipment and related systems.

(C) “Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(r) Insurance. Section 5.1(r) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all material insurance policies maintained by the Company (“Insurance Policies”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid; (ii) neither the Company nor any Subsidiary of the Company is in breach or default of any of the Insurance Policies, and neither the Company nor any Subsidiary of the Company has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies; and (iii) the Company has not received any written notice of termination or cancellation with respect to any Insurance Policy.

(s) Affiliate Transactions. There are no transactions, arrangements or Contracts that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed prior to the date hereof.

(t) Information Supplied. None of the information included or incorporated by reference in the Schedule 14D-9 (and none of the information supplied by or on behalf of the Company or any of its Subsidiaries in writing specifically for inclusion or incorporation by reference in the Offer Documents) will, at the respective times the Schedule 14D-9 and the Offer Documents are filed with the SEC and are first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Schedule 14D-9 based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein. The Schedule 14D-9, at the time filed with the SEC and at the time first published, sent or given to the Company’s stockholders, and the Proxy Statement, if any, at the time it is first mailed to the Company’s stockholders and, if applicable, at the time of the Stockholders Meeting, (i) will comply in all material respects with the Securities Laws and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, any of its Subsidiaries or any of their Representatives.

(u) Brokers and Finders. Other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

(v) Products. Since the Applicable Date, neither the Company nor any Subsidiary of the Company has received any written notice alleging any defect in design, manufacture, materials or workmanship, performance, any alleged hazard or impurity, any alleged failure to warn or any noncompliance with any applicable Laws and specifications of any product designed, manufactured, marketed, sold or distributed by the Company or any of its Subsidiaries (each, a “Product”), except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. There is no pending or, to the Knowledge of the Company, threatened in writing recall or investigation of any Product, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all Products sold by the Company: (i) meet the standards described in the Product’s literature or labeling and conform to the applications for which such Product was sold as set forth in such Product’s literature; (ii) that were manufactured by the Company or one of its Subsidiaries at one of their respective facilities were manufactured in a manner that is consistent with the certifications, listings and standards required by good industry practice for the particular Product (including, where applicable, those certifications, listings and standards of the Underwriters Laboratories); and (iii) that were manufactured by the Company or one of its Subsidiaries at one of their respective facilities, to the Knowledge of the Company, at the time of such Product’s sale, did not incorporate substitutions that would invalidate any applicable listings or certifications or the ability of such Products to meet any applicable standard as described in the particular Product’s literature or labeling. The Company has in place policies and procedures that are consistent with good business practice in the industry in which the Company operates and that are designed to provide reasonable assurance that Products are manufactured in accordance with their specifications.

(w) No Other Parent or Merger Sub Representations or Warranties. Except for the representations and warranties set forth in this Agreement or in any certificate or other instrument delivered by Parent or Merger Sub pursuant to this Agreement, the Company hereby acknowledges and agrees that neither Parent nor Merger Sub nor any of their Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company. Notwithstanding the foregoing, nothing in this Section 5.1(w) shall (i) relieve any Person of liability for fraud or (ii) prevent the Company from relying on the representations and warranties of Parent and Merger Sub set forth in this Agreement or in any certificate or other instrument delivered by Parent or Merger Sub pursuant to this Agreement.

5.2. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws or comparable governing documents of each of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and has taken all corporate action necessary in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement (other than adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement pursuant to Section 6.13). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Except for (A) the applicable requirements of the Securities Act, the Exchange Act and state securities, takeover and “blue sky” Laws, including the filing and dissemination of the Offer Documents and, if necessary, of a Proxy Statement relating to the Stockholders Meeting, (B) the applicable requirements of the HSR Act, and the rules and regulations promulgated thereunder, and (C) the filing with the Secretary of State of the State of Delaware of the Delaware Certificate of Merger, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement by Parent and Merger Sub will not constitute or result in (A) a violation of the certificate of incorporation or by-laws of Parent or Merger Sub, (B) a breach or violation of, a termination of, a right of termination or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub is a party or by which any of their respective properties or assets are bound, or (C) assuming compliance with the matters referred to in Section 5.2(c)(i), a violation of any Laws to which Parent or Merger Sub is subject, except, in the case of clause (B) or (C) of this Section 5.1(c)(ii), as would not, individually or in the aggregate, prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub by or before any Governmental Entity that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, the Offer, the Merger or the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. None of Parent or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(i) The term “Knowledge of Parent” when used in this Agreement with respect to Parent or Merger Sub shall mean the actual knowledge of those officers of Parent set forth in Schedule 5.2(d)(i), in each case as of the date of this Agreement after reasonable inquiry.

(e) Financing. Parent has delivered to the Company true, correct and complete copies of the debt commitment letter and the related fee letter (of which only the fee amounts and “flex” terms have been redacted; provided that no such redacted terms affect conditionality or would result in a reduction in the cash proceeds available to Parent and/or Merger Sub from the Debt Financing, the “Redacted Fee Letter”), each dated as of the date hereof, from the financial institutions (the “Financing Sources”) identified therein (the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses and the refinancing of certain Indebtedness of the Company (the “Debt Financing”). None of the Debt Financing Commitments has been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated and, as of the date hereof, the respective commitments contained in the Debt Financing Commitments have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement there are no side letters or other agreements, contracts or arrangements related to the funding of the Debt Financing other than the Debt Financing Commitments delivered to the Company on or prior to the date of this Agreement. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitments that are payable on or prior to the date of this Agreement and, as of the date hereof, the Debt Financing Commitments are in full force and effect and are legal, valid, binding and enforceable obligations of Parent (and, to the extent assigned to Merger Sub after the date hereof, Merger Sub) and, to the Knowledge of Parent, each of the other parties thereto, in each case subject to the Bankruptcy and Equity Exception. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in or expressly contemplated by the Debt Financing Commitments. As of the date hereof, assuming the accuracy of the representations and warranties of the Company set forth in Section 5.1, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent and/or Merger Sub or, to the Knowledge of Parent, any other party thereto under any of the Debt Financing Commitments. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Section 5.1, Parent has no reason to believe that (i) any of the conditions to the Debt Financing contemplated by the Debt Financing

Commitments will not be satisfied prior to the expiration thereof and (ii) any portion of the Debt Financing will not be made available to Parent and/or Merger Sub at the Acceptance Time. Assuming (A) the Debt Financing Commitments are funded in accordance with their terms, (B) the accuracy of the representations and warranties set forth in Section 5.1 and (C) the performance by the Company of its obligations under this Agreement, Parent and Merger Sub will have funds sufficient, along with cash on hand, to (1) pay the Offer Price in respect of each Share tendered and accepted for payment in the Offer, (2) pay the aggregate consideration to be paid in connection with the consummation of the Merger, (3) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Offer, the Merger and the Debt Financing (including any fees, original issue discount or other costs that may be incurred assuming full exercise of “flex” under the Debt Financing Commitments), (4) pay for any refinancing of any outstanding Indebtedness of the Company contemplated by this Agreement or the Debt Financing Commitments and (5) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1000 shares of common stock, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date of this Agreement and has no assets, liabilities or obligations of any nature other than those as may be incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

(g) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability if the Merger is not consummated.

(h) Solvency. Assuming (i) the accuracy of the representations and warranties of the Company set forth in Section 5.1(e), (ii) the accuracy, in all material respects, of the financial information provided to Parent by the Company prior to the date of this Agreement and (iii) the satisfaction of the conditions to Parent’s obligation to consummate the Offer, the Merger and the other transactions contemplated by this agreement and after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, any Alternative Financing and the payment of the aggregate Offer Price, the payment of the aggregate Per Share Merger Consideration, the payment of all amounts under Section 4.3 and the payment of all related fees and expenses and payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(i) Ownership of Shares. Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any shares of capital stock of the Company or other securities of the Company or any options, warrants or other rights to acquire capital stock of the Company or any other economic interest (through derivative securities or otherwise) in the Company, nor have Parent nor Merger Sub taken, authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would reasonably be expected to cause, Parent, Merger or any of their “affiliates” or “associates” to be deemed an “interested stockholder”, in each case, as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

(j) Information Supplied. None of the information supplied by or on behalf of Parent or any of its Subsidiaries in writing specifically for inclusion or incorporation by reference (i) in the Schedule 14D-9 will at the time filed with the SEC and at the time first published, sent or given to the Company’s stockholders and (ii) in the Proxy Statement, if any, will at the time it is first mailed to the Company’s stockholders and, if applicable, at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company, any of its Subsidiaries or any of their Representatives. At the time filed with the SEC and at the time first published, sent or given to the Company’s stockholders, the Offer Documents (i) will comply in all material respects with the Securities Laws and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company, any of its Subsidiaries or any of their Representatives.

(k) No Other Company Representations or Warranties. Except for the representations and warranties set forth in this Agreement or in any certificate or other instrument delivered by the Company pursuant to this Agreement, Parent and Merger Sub acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other

Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.2(k) shall (i) relieve any Person of liability for fraud or (ii) prevent Parent or Merger Sub from relying on the representations and warranties of the Company in accordance and to the extent contemplated by the terms set forth in this Agreement or in any certificate or other instrument delivered by the Company pursuant to and in accordance with its terms and the terms set forth in this Agreement.

(l) Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub are responsible for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans). Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans). Notwithstanding the foregoing, nothing in this Section 5.2(l) shall (i) relieve any Person of liability for fraud or (ii) prevent Parent or Merger Sub from relying on the representations and warranties of the Company in accordance with and to the extent contemplated by the terms set forth in this Agreement or in in accordance with the provisions of any certificate or other instrument delivered by the Company pursuant the terms of this Agreement.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) After the date of this Agreement and prior to the Effective Time, except as (w) required by applicable Law or by a Governmental Entity, (x) otherwise expressly contemplated by this Agreement, (y) otherwise set forth in Section 6.1(a) of the Company Disclosure Letter or (z) Parent shall approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), the Company shall use reasonable best efforts to cause the business of it and its Subsidiaries to be conducted in the ordinary course and, to the extent consistent therewith, it shall use reasonable best efforts to preserve its business organization and that of its Subsidiaries intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except as (A) required by Law or by a Governmental Entity, (B) otherwise expressly contemplated by this Agreement, (C) as set forth in Section 6.1(a) of the Company Disclosure Letter or (D) Parent shall approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), the Company will not and will cause its Subsidiaries not to:

(i) adopt any change in its certificate of incorporation or by-laws or other applicable governing instruments;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;

(iii) acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) (A) any corporation, partnership, other business organization or division thereof or (B) any assets outside of the ordinary course of business from any other Person in any transaction or series of related transactions (in the case of clause (B), for consideration in excess of $5 million in the aggregate);

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (x) any shares of capital stock or other equity interests of the Company or any its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Company Options outstanding on the date hereof or the vesting of Company Restricted Stock (and dividend equivalents thereon, if applicable) outstanding on the date hereof, or (B) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), (y) securities convertible or exchangeable into or exercisable for any shares of such capital stock or other equity interests, or (z) any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than among the Company and any direct or indirect wholly owned Subsidiary of the Company) in excess of $1,000,000 in the aggregate;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary and except for quarterly dividends paid by the Company to holders of Shares consistent with past practice and not in excess of $0.05 per Share) or enter into any agreement with respect to the voting of its capital stock;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the exercise of Company Options or the vesting of Company Restricted Stock);

(viii) add an employer stock investment option to any Benefit Plan intended to be qualified under Section 401(a) of the Code or permit any participant in any such Benefit Plan to direct the investment of his or her plan account in employer securities within the meaning of Section 407(d) of ERISA;

(ix) incur, assume or otherwise become liable for any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than of the Company or any wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for Indebtedness pursuant to the Second Amended and Restated Credit Agreement, dated August 4, 2011 borrowed in the ordinary course of business and in a net amount not to exceed $40 million (including letters of credit pursuant thereto);

(x) make any capital expenditures in excess of $1,000,000 in the aggregate, except as included as a line item in the Company’s 2013 capital budget, with respect to the 2013 fiscal year, or in the 2014 capital budget, with respect to the 2014 fiscal year (true and correct copies of which have been made available to Parent) and except for expenditures related to operational emergencies solely to the extent necessary to restore and resume ordinary course operations and functions disrupted as a result of such operational emergency;

(xi) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP, or the interpretation thereof, or by a Governmental Entity;

(xii) settle, release, waive or compromise any claim or obligation (whether absolute, accrued, contingent or otherwise) or any pending or threatened Action by or before a Governmental Entity against the Company or any of its Subsidiaries, except for any such claim, obligation or Action that would not result in liability for the Company or any of its Subsidiaries in an amount in excess of $500,000 individually or $1 million in the aggregate (in each case, net of applicable insurance proceeds after payment of deductibles) and that does not otherwise impose any material obligations or restrictions on the business or operations of the Company or any of its Subsidiaries;

(xiii) other than to the extent required by Law, make or change any material Tax election;

(xiv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material amount of assets, product lines or businesses of the Company, including capital stock of any of its Subsidiaries, other than inventory, supplies and other assets (including with respect to Intellectual Property, which shall be governed solely under Section 6.1(a)(xvii)) in the ordinary course of business or pursuant to Contracts in effect prior to the date of this Agreement (true and correct copies of which, subject to redactions, have been provided to Parent);

(xv) except as required pursuant to the terms of any Benefit Plan set forth on Section 5.1(h)(i) of the Company Disclosure Letter, (A) grant or provide any severance or termination payments or benefits to any employee, director or other individual service provider, (B) grant any new equity-based awards (including any phantom stock award) to any employee or accelerate the vesting of any award under the Stock Plan, (C) materially increase the compensation of any employee, director or other individual service provider, other than routine salary increases for non-officer employees in the ordinary course of business consistent with past practice (with respect to both timing and amount), (D) establish, adopt, terminate or amend any Benefit Plan (other than routine changes to welfare plans or except to the extent that such amendment would not result in more than a de minimis increase to the cost to the Company under such arrangement or plan) or (E) hire any employee, director or other individual service provider with an annual base salary in excess of $175,000, and on terms that do not provide for any payments or benefits upon termination;

(xvi) (A) terminate or materially amend or modify any Material Contract or any Lease (other than, except with respect to Leases, extensions at the end of a term or on overall terms no less favorable than the terms of the existing Material Contract and for a term no longer than the existing term of such Material Contract and in no event longer than one year) or enter into a Contract that, if in effect on the date of this Agreement, would have been a Material Contract or (B) enter into any Contract that contains a change of control or similar provision that would require a payment to any Person counterparty thereto in connection with the consummation of the Offer, the Merger and/or the other transactions contemplated in this Agreement that would not otherwise be due;

(xvii) sell, transfer, assign, abandon or otherwise dispose of, or grant any license or sublicense with respect to, any Company Intellectual Property (other than any license granted or abandonment in the ordinary course of business consistent with past practice);

(xviii) implement any facility closings or reductions in force not in compliance with the WARN Act;

(xix) fail to maintain in full force and effect any Insurance Policy material to the operations of the business of the Company and its Subsidiaries taken as a whole;

(xx) accelerate the collection of accounts receivable or delay the payment of accounts payable or participate in any activity that would reasonably be expected to result in a temporary increase in the demand for the products offered by the Company or any of its Subsidiaries (in each case, other than in the ordinary course of business); or

(xxi) agree, authorize or commit to do any of the foregoing.

(b) Neither Parent, Merger Sub nor the Company shall take or permit any of their Affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

(c) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2. No Solicitation.

(a) No Solicitation or Negotiation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or knowingly take any action to facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Subsidiary of the Company to any Person relating to any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii) grant any waiver, amendment or release under any standstill agreement or Takeover Statutes, or otherwise fail to enforce any of the foregoing; provided, however, that the Company shall not be prohibited taking (or, in the case of enforcement, shall not be required to take) any such action if the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failing to take such action (or in the case of enforcement, taking such action) would be inconsistent with the directors’ fiduciary duties under applicable Law;

(iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar Contract relating to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”); or

(v) resolve, propose or agree to do any of the foregoing.

The Company agrees that it and its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, (A) immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (B) deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal or any such proposal or offer, effective on the date hereof, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries and (C) terminate the access of any Persons other than Parent and its Representatives to any “data room” hosted by the Company or any of its Representatives relating to any Acquisition Proposal.

(b) Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer relating to (A) the acquisition by any third party of twenty percent (20%) or more of the equity interests in the Company (by vote or by value), (B) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving any third party and the Company or any Subsidiary of the Company that would result in the acquisition by any third party of equity interests or assets representing twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and its Subsidiaries, taken as a whole, (C) any sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction that would result in any third party acquiring assets (including capital stock of or interest in any Subsidiary of the Company) representing twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and its Subsidiaries, taken as a whole, or (D) any tender offer or exchange offer or other transaction that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the outstanding equity interests in the Company (by vote or by value, in each case whether in one transaction or a series of related transactions and whether directly or indirectly).

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 75%) that does not arise out of or result from any material violation of Section 6.2 and that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and after taking into consideration, among other things, all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any binding written proposals amending the terms of this Agreement made by Parent prior to the expiration of the Notice Period providing for revisions to this Agreement pursuant to and in accordance with Section 6.2(e), if any), including any breakup fees and expense reimbursement provisions, (A) is more favorable, from a financial point of view, to the stockholders of the Company than the transactions contemplated by this Agreement, (B) the financing of which is fully committed or in the good faith judgment of the Company Board is reasonably capable of being fully financed and (C) is reasonably expected to be consummated in accordance with its terms.

(c) Notwithstanding anything to the contrary contained in Section 6.2(a), at any time prior to the Acceptance Time, the Company may, subject to compliance with this Section 6.2(c): (i) provide information in response to a request therefor to a Person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement (which Acquisition Proposal does not arise out of or result from any breach of this Section 6.2) if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed confidentiality agreement between the Company and such Person that is no more favorable in any material respect to the counterparty than the Confidentiality Agreement, dated October 1, 2013, between the Company and Parent (the “Company Confidentiality Agreement”) (it being understood that such confidentiality agreement need not prohibit the making or amendment of a private Acquisition Proposal to the Company Board) (an “Acceptable Confidentiality Agreement”); provided, that the Company shall promptly (and in no event later than twenty-four (24) hours) make available to Parent any material information concerning the Company or any Subsidiary of the Company that is provided to any Person making such Acquisition Proposal that was not previously made available to Parent or its Representatives; and (ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; provided, that prior to taking any action described in Section 6.2(c)(i) or Section 6.2(c)(ii), (A) the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as expressly permitted by Sections 6.2(e) and 6.2(f), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Board and each committee thereof shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Offer or the Merger, (B) fail to include the Company Recommendation in the Schedule 14D-9, (C) recommend (publicly or otherwise) an Acquisition Proposal or (D) (1) fail to recommend against any Acquisition Proposal (other than an Acquisition Proposal referred to in the following clause (2)) within ten (10) business days after public disclosure of such Acquisition Proposal or (2) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act within ten (10) business days after the commencement of such Acquisition Proposal (any action described in clauses (A) through (D), a “Change of Recommendation”); or

(ii) cause or permit the Company or any Subsidiary of the Company to enter into an Alternative Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(c)) relating to any Acquisition Proposal.

(e) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Acceptance Time, the Company Board may make a Change of Recommendation, in connection with a Superior Proposal or in response to a material event, occurrence, development or state of facts or circumstances occurring after the date hereof that was neither known to the Company Board nor reasonably foreseeable prior to the date hereof, in either case, if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and may also terminate this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, however, that the Company Board shall not take such action unless:

(i) the Company shall have complied in all material respects with its obligations under this Section 6.2;

(ii) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least 72 hours in advance (the “Notice Period”) to the effect that the Company Board intends to take such action and specifying in reasonable detail the circumstances giving rise to such proposed action, including, in the case such action is proposed to be taken in connection with a Superior Proposal, the information specified by Section 6.2(g) with respect to such Superior Proposal;

(iii) the Company shall have, and shall have caused its financial and legal advisors to have, during the Notice Period, negotiated with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that in the event of any material revisions to the terms of such Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.2(e)(iii) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby, and a new Notice Period shall commence upon the delivery of such new Determination Notice;

(iv) at or following the end of such Notice Period, the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under applicable Law (in each case taking into account any written commitment received from Parent prior to the expiration of the Notice Period providing for revisions to this Agreement pursuant to and in accordance with Section 6.2(e)(iii)); and

(v) in the event of a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.3(a) and shall have paid the Termination Fee in accordance with Section 8.5(b).

(f) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders); provided, that if such disclosure withdraws or modifies the Company Recommendation in a manner adverse to Parent, such disclosure shall be deemed to be a Change of Recommendation (it being understood that a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act shall not in and of itself be deemed to be a withdrawal or modification of the Company Recommendation in a manner adverse to Parent).

(g) Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or its Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within twenty-four (24) hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company in connection with any Acquisition Proposal.

(h) None of the Company, the Company Board or any committee thereof shall from and after the date of this Agreement, enter into any agreement with any Person that would limit the Company’s ability to satisfy its obligations under this Section 6.2, including its obligations to provide the information described in Section 6.2(g) to Parent.

(i) No Change of Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement.

(j) The Company agrees that in the event any Subsidiary of the Company or any Representative of the Company acting on behalf of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 6.2, then the Company shall be deemed to be in breach of this Section 6.2.

6.3. Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective controlled Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by this Agreement, including under the HSR Act and any other applicable Antitrust Law. In furtherance of and not in limitation of the foregoing, Parent and the Company each shall file the initial pre-merger notifications with respect to this Agreement and the transactions contemplated by this Agreement required under the HSR Act and any other filings, notifications or other applications that may be required pursuant to the provisions of any other applicable Antitrust Laws no later than five (5) business days after the date of this Agreement. The Company and Parent will each request early termination of the waiting period or equivalent expedited relief under the HSR Act and any other applicable Antitrust Law with respect to the Offer, the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent will withdraw and refile its initial filing or take similar voluntary action to extend the review period under the HSR Act or any other Antitrust Law unless the other party has consented in writing in advance thereto (such consent not to be unreasonably withheld, conditioned or delayed). Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement; except that either party may designate information “for outside counsel only” and either party may redact information related to the value of the transaction. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Nothing in this Section 6.3 shall require Parent, the Company or any of their respective Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing. For purposes of this Agreement, the term “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws and judicial doctrines of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (“Antitrust Laws”).

(b) Information. Subject to applicable Laws and Section 6.4, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement; provided, however, that either party may designate information “for outside counsel only” and either party may redact information related to the value of the transaction. Subject to applicable Laws relating to the exchange of information and except as otherwise provided in this Agreement, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other regarding, and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates and Representatives, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Status. Subject to applicable Laws, Section 6.4 and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Offer, the Merger or any of the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or their respective Representatives, from any third party and/or any Governmental Entity with respect to the Offer, the Merger and the other transactions contemplated by this Agreement; provided, however, that either party may designate information or notices or other communications as “for outside counsel only”. Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any meeting or scheduled teleconference with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Offer, the Merger and the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.3(d), each of the Company (in the case of clauses (i) and (iii) of this Section 6.3(d) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) to provide as promptly as practicable, to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law of non-privileged information and documents requested by any such Governmental Entity or that are necessary, proper or advisable to permit consummation of the Offer, the Merger, or any of the other transactions contemplated by this Agreement;

(ii) to use its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, including using its reasonable best efforts to defend through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions; and

(iii) in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted in or as a consequence of any proceeding, review or inquiry of any kind that would make consummation of the Offer and the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, to use its reasonable best efforts to take any and all steps (including, the appeal thereof, or, with respect to Parent and Merger Sub, the posting of a bond or the taking of the steps contemplated by Section 6.3(d)(ii) above) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

Parent acknowledges that its reasonable best efforts under this Section 6.3(d) include an obligation that Parent proffer and agree to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein (collectively, “assets or businesses”), of the Company or Parent or either’s respective Subsidiaries, and/or enter into agreements with, or submit to orders of, the relevant Governmental Entity giving effect thereto (including with respect to selling, licensing, holding separate or otherwise disposing of or encumbering any assets or businesses or conducting its, the Company’s or their respective Subsidiaries’ businesses in any specific manner) to avoid, prevent, eliminate or remove any impediment to the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement by any Governmental Entity under any Antitrust Law and so as to enable the Closing to occur as soon as reasonably possible, and in any event, not later than the Termination Date, including taking any action that would be reasonably necessary to avoid, prevent, eliminate or remove the actual or threatened (A) commencement of any proceeding in any forum or (B) issuance or enactment of any order, decree, decision, determination, judgment or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or the other transactions contemplated by this Agreement by any Governmental Entity (it being understood that, as it relates to the Company and its Subsidiaries, no such action will be binding on the Company or its Subsidiaries unless it is contingent upon the occurrence of the Closing) (any action referred to in this sentence a “Required Action”); provided that in no event shall Parent be required to take, or be required to offer to take or agree to take or proffer, on behalf of itself, the Company and/or any of their respective Subsidiaries, any Required Action with respect to any assets or businesses if the revenues from such assets or businesses for the twelve (12) months ended November 30, 2013, when combined with the assets or businesses that are the subject of any other Required Action or other Required Actions, exceeded the amount set forth on Section 6.3(d) of the Company Disclosure Letter. Neither the Company nor any of its Affiliates or Representatives shall make any offer, counter-offer, or otherwise engage in negotiations with any Governmental Entity with respect to any proposed settlement, consent decree, consent order, commitment or remedy, without the express written approval of Parent (such approval not to be unreasonably conditioned, delayed or withheld).

(e) Consummation of the Merger. Subject to the terms and conditions contained herein, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable in accordance with the DGCL. In furtherance, and not in limitation, of the foregoing, following the Acceptance Time, if Parent, Merger Sub and their Affiliates collectively own at least one Share more than the number of shares required for Merger Sub to be merged into the Company in accordance with Section 251(h) of the DGCL, the parties shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition (including by causing the transfer of any such Shares to Merger Sub) and in any event within one (1) business day of such acquisition, in accordance with Section 251(h) of the DGCL, provided, however, that in the event the consummation of the Merger is precluded by a Statutory Impediment and if Parent, Merger Sub and their Affiliates shall collectively acquire at least one share more than the Short-Form Threshold, whether as a result of the exercise of the Top-Up or otherwise, the parties shall take all necessary and appropriate actions to cause the Merger to become effective as soon as possible after the Acceptance Time (including by causing the transfer of any such Shares to Merger Sub), in accordance with Section 253 of the DGCL.

(f) Stockholders Meeting. If adoption of this Agreement by the Company’s stockholders is required under applicable Law, promptly following the Acceptance Time, the Company shall take all action necessary in accordance with applicable Law, the rules of NASDAQ, the certificate of incorporation of the Company and the by-laws of the Company to establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of Shares for the purpose of voting on the adoption of this Agreement (the “Stockholders Meeting”) as promptly as practicable, including preparing and filing with the SEC a proxy statement in connection with seeking the adoption of this Agreement by the Company’s stockholders at the Stockholders Meeting (such proxy statement, together with all documents filed therewith, and as it may be amended or supplemented from time to time, the “Proxy Statement”) and causing the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable. At the Stockholders Meeting, or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned by it, Merger Sub or any of their other Affiliates in favor of the adoption of this Agreement. From and after the Acceptance Time until the Effective Time, Parent, Merger Sub and their Affiliates shall at all times maintain, and shall not divest, beneficial or record ownership of Shares. The Company shall not change the record date for the Stockholders Meeting or postpone or adjourn the Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Upon the request of Parent, the Company shall advise Parent as promptly as practicable as to the aggregate tally of the proxies received by the Company or its Representatives with respect to the Company Stockholder Approval.

(g) Proxy Statement. The Company shall afford Parent a reasonable opportunity to review and comment on the Proxy Statement prior to its filing with the SEC, including any amendments or supplements thereto, and shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by Parent. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement and shall provide Parent an opportunity to review and comment on any such amendment, supplement or response to the SEC and shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by Parent. Parent and the Company shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC.

6.4. Access and Reports. Subject to applicable Law, upon reasonable prior written notice, the Company shall afford Parent’s officers and other authorized Representatives (including, subject to the provisions on the Company’s cooperation set forth in Section 6.16(b), the Financing Sources) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books and records and, during such period, the Company shall furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, in each case, in a manner not unreasonably disruptive to the operations of the business of the Company or any of its Subsidiaries; provided, that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would violate any obligations binding upon the Company or any of its Subsidiaries with respect to any third party, (b) to disclose any privileged information of the Company or any of its Subsidiaries or (c) to disclose any information or permit any access or inspection that, in the reasonable judgment of the Company, would cause any competitive harm to the Company or any of its Subsidiaries if the transactions contemplated by this Agreement were not consummated; provided, further, that in the event that the Company determines to withhold access or information pursuant to clauses (a), (b) and (c), the Company shall use reasonable efforts to obtain any waivers of third parties that are necessary to permit such information to be disclosed to Parent and its Representatives and shall reasonably cooperate with Parent to implement procedures that would remove the basis for the determination so as to permit Parent or its Representatives such access or disclosure, including pursuant to the use of “clean room” arrangements. Notwithstanding anything to the contrary herein, (i) Parent and Merger Sub shall not be permitted prior to the Closing Date to contact any of the Company’s or its Subsidiaries’ vendors, customers, suppliers, contract counterparties, joint venture partners or, other than as expressly contemplated by this Agreement, Governmental Entities regarding the operations of the Company or its Subsidiaries without receiving the prior written consent of the Company (such consent not to be unreasonably withheld) and (ii) prior to the Closing Date, Parent and Merger Sub shall not have the right to conduct any environmental testing, sampling or analysis at, on, under or from any real property of the Company or its Subsidiaries. All requests for information made pursuant to this Section 6.4 shall be directed to the Chief Executive Officer of the Company or other Person designated by the Company. All such information shall be governed by the terms of the Company Confidentiality Agreement, the Joint Defense and Confidentiality Agreement, dated as of December 5, 2013 between Parent and the Company (the “Joint Defense Agreement”) and the letter agreement executed on December 7, 2013 between Kirkland & Ellis LLP and Winston & Strawn LLP (the “Clean Team Agreement”).

6.5. Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law (including the rules and regulations of NASDAQ) to cause the delisting of the Common Stock from NASDAQ and the deregistration of the Common Stock and other securities of the Company, as applicable, under the Exchange Act as promptly as practicable after the Effective Time.

6.6. Publicity. The initial press release regarding the Offer, the Merger and the other transactions contemplated by this Agreement shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred in compliance with Section 6.2(e)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Offer, the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, and (unless and until a Change of Recommendation has occurred in compliance with Section 6.2(e)) no public release or announcement concerning the Offer, the Merger or any other transactions contemplated by this Agreement shall be issued or made by any party without the prior consent of the other party or parties (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (in which case the party required to issue or make such press release or announcement shall give reasonable notice to the other party or parties, including the opportunity to review and comment on such press release or announcement to the extent practicable).

6.7. Notice of Certain Events. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other orally and in writing of (a) any change, event, circumstance or occurrence that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Offer or the Merger set forth in Article VII or Exhibit A not to be satisfied, (b) any Action commenced or, to any party’s Knowledge, threatened in writing against such party or any of its Affiliates by or before any Governmental Entity, in each case that relates to the Offer, the Merger or any of the other transactions contemplated by this Agreement (“Transaction Litigation”) or (c) the failure of any such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Offer or the Merger set forth in Article VII or Exhibit A not to be satisfied; provided, that the delivery of any notice pursuant to this Section 6.7 shall not cure any breach of any representation, warranty, covenant or agreement or otherwise limit or affect the remedies available hereunder to any party.

6.8. Transaction Litigation. Except as otherwise provided in Section 4.2(f) with respect to appraisal rights pursuant to Section 262 of the DGCL or in Section 1.3(c) with respect to Independent Director Committee Actions, the Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided, that no such Action shall be compromised or settled unless Parent shall have consented in writing thereto (such consent not to be unreasonably conditioned, withheld or delayed); provided, further, that after the Acceptance Time, Parent shall have the right to control the defense, settlement and/or prosecution of any unresolved Transaction Litigation.

6.9. Employee Benefits.

(a) For a period of twelve (12) months following the Effective Time (the “Benefit Period”), Parent shall provide or cause to be provided, to the individuals who are employed by the Company or any of its Subsidiaries as of the Effective Time, other than any employee who is covered by a collective bargaining or similar agreement between the Company and any labor union (the “Continuing Employees”), (i) base salary no less that the base salary provided by the Company and its Subsidiaries to each Continuing Employee immediately prior to the Effective Time, (ii) annual cash bonus opportunity and (iii) cash long-term incentive opportunity (in the case of this clause (iii), only with respect to the four active 2013 - 2014 participants disclosed to Parent prior to the date of this Agreement), that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to each Continuing Employee immediately prior to the Effective Time, (iv) employee benefits (other than equity compensation, severance benefits, and benefits pursuant to a defined benefit pension plan) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries under the Benefit Plans set forth on Section 5.1(h) of the Company Disclosure Letter to such employees immediately prior to the Effective Time, and (v) severance benefits equal to either the severance benefits provided by (A) the Company and its Subsidiaries to the Continuing Employees immediately prior to the Acceptance Time under the severance programs set forth on Section 5.1(h) of the Company Disclosure Letter (and clearly designated as a severance program in such Section) to such employees or (B) Parent to its similarly situated employees (which are set forth on Section 6.9(a) of the Company Disclosure Letter). The preceding sentence shall not preclude Parent or its Subsidiaries at any time following the Effective Time from terminating the employment of any Continuing Employee for any reason (or no reason).

(b) For purposes of determining eligibility, vesting, and the level of benefits (for severance, vacation or paid time off benefits) under the employee benefit plans, programs and policies of Parent and its Subsidiaries providing such benefits to any Continuing Employee during the Benefit Period, each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service for the same purpose under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or if such credit for service would not have been given to similarly situated employees of Parent with respect to their period of service with Parent. In addition, Parent shall cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all employee benefit plans, programs and policies of Parent and its Subsidiaries providing benefits to any Continuing Employee during the Benefit Period (including the Benefit Plans) (the “Parent Plans”) to the extent coverage under such Parent Plan is replacing comparable coverage under a Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan. Parent shall cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding Parent Plan begins to be taken into account under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.

(c) The Company shall be permitted to (i) finally and conclusively determine in good faith, in accordance with the terms of the Company’s bonus plans (the “Bonus Plans”) as set forth on Section 5.1(h) of the Company Disclosure Letter, and in the ordinary course of business, the amounts earned under the Bonus Plans in respect of the 2013 fiscal year, deeming all applicable performance targets to be fully achieved and (ii) pay each Bonus Plan participant such amounts in respect of the 2013 fiscal year (including the portion of the participant’s long-term cash bonus, if any, that has vested as of December 31, 2013) in the ordinary course of business consistent with past practice, but no later than the Closing Date (and pay the remaining unpaid portion of any long-term cash bonus on the Closing Date, taking into account vesting in connection with transactions contemplated by this Agreement in accordance with the terms of the applicable program). If the Closing Date has not occurred by February 28, 2014, the Company shall be permitted to (A) establish bonus targets, maximums and performance award levels and performance measures for the 2014 fiscal year under the Bonus Plans in the ordinary course of business consistent with past practice (which will be subject to Parent’s modification for any portion of 2014 after the Effective Time, subject to the requirements of Section 6.9(a)); provided, however, that such bonus targets, maximums and performance award levels and performance measures for the 2014 fiscal year shall be no greater than such amounts for the 2013 fiscal year, and (B) pay such amounts in respect of the 2014 fiscal year on the Closing Date, prorated based on the number of calendar days elapsed in the 2014 fiscal year through the Closing Date, based on the actual level of performance achieved through the Closing Date, as finally and conclusively determined in good faith by the Compensation Committee and ratified by the independent directors of the Company Board, as applicable, prior to the Closing Date.

(d) Prior to the Effective Time, the Company shall amend the Coleman Cable, Inc. 401(k) Plan in a form reasonably acceptable to Parent, effective as of the Effective Time, and take such other actions as are necessary to fully vest the Continuing Employees in any unvested account balances held by such Continuing Employee under the Coleman Cable, Inc. 401(k) Plan effective as of the Effective Time.

(e) Notwithstanding anything in this Section 6.9 to the contrary, other than Section 6.9(d) nothing contained herein, whether express or implied, is intended to constitute nor shall be treated as an amendment or other modification of any employee benefit plan of the Company, Parent or their respective Affiliates, nor shall limit the right of Parent and its Affiliates to amend, terminate or otherwise modify any employee benefit plan of Parent or its Affiliates (including, following the Effective Time, the Company and its Subsidiaries).

(f) With respect to all employees of the Company and its Subsidiaries, the Company and/or any Subsidiary shall be responsible for providing any notices required to be given and otherwise complying with the WARN Act or similar foreign Laws as a result of action taken by the Company or any of its Subsidiaries prior to the Effective Time.

(g) If requested by Parent at least five (5) business days prior to the Effective Time, the Company shall terminate any and all Benefit Plans intended to qualify under Section 401(a) of the Code that include a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code (other than the Company’s Union 401(k) Plan), effective not later than the day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent) effective not later than the day immediately preceding the Effective Time.

(h) The parties hereto acknowledge and agree that all provisions contained in this Section 6.9 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company, any of its Subsidiaries or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent or any of its Affiliates.

6.10. Expenses. All costs and expenses incurred in connection with this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification), each present and former director, officer and employee of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period exceed 300% of the current annual premiums paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.11.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation, by-laws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, by-laws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall survive the Offer, the Merger and the other transactions contemplated by this Agreement and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer, the Merger or the other transactions contemplated by this Agreement the Company and the Company Board shall (to the fullest extent permitted by applicable Law) grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13. Parent Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Merger Agreement.

6.14. Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board) will take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will be entered into by Parent, the Company or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

6.15. Section 16 Matters. Prior to the Acceptance Time, the Company will take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

6.16. Financing.

(a) Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Financing Commitments (or on terms no less favorable to Parent and Merger Sub; so long as any such change in terms is not otherwise prohibited by this Section 6.16(a), including the succeeding sentence), including using reasonable best efforts to: (i) maintain in effect the Debt Financing Commitments until the Offer, the Merger and the other transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions and covenants applicable to Parent and Merger Sub in the Debt Financing Commitments that are within its control and otherwise comply with its obligations thereunder, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments (or on terms no less favorable to Parent and Merger Sub; so long as any such change in terms is not otherwise prohibited by this Section 6.16(a), including the succeeding sentence), (iv) upon satisfaction of the conditions contained in the Debt Financing Commitments, consummate the Debt Financing at or prior to the Acceptance Time and (v) enforce its rights under the Debt Financing Commitments. Parent and Merger Sub shall not (A) permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Financing Commitments if such amendment, modification or waiver (x) reduces the aggregate amount of the Debt Financing to be less than an amount that, together with Parent’s cash on hand, would be less than the amount required to be funded by Parent under this Agreement, (y) imposes new or additional conditions precedent to the Debt Financing or otherwise expands the conditions precedent to the Debt Financing (provided, that Parent and Merger Sub may replace or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date of this Agreement) or (z) would reasonably be expected to (I) make the funding of the Debt Financing less likely to occur, (II) prevent the Closing Date or Acceptance Time or (III) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto or (B) consent to an early termination of the Debt Financing Commitments. Parent and Merger Sub shall keep the Company reasonably informed (following a request by the Company) of the status of its efforts to arrange the Debt Financing or any Alternative Financing, and promptly notify the Company in writing (1) if to the Knowledge of Parent and Merger Sub there exists any breach or default (or any other event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) under the Debt Financing Commitments, (2) of the receipt by Parent or Merger Sub of any notice or communication from any Financing Source alleged or actual any breach, default, termination or repudiation by any party to the Debt Financing Commitments or (3) if for any reason, Parent or Merger Sub no longer believes in good faith that it will be able to obtain all of the Debt Financing contemplated by the Debt Financing Commitments on the terms described therein. Without limiting the generality of the foregoing, if any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions contained in the Redacted Fee Letter) contemplated in the Debt Financing Commitments, Parent and Merger Sub shall give the Company prompt notice (which shall in no event be more than two (2) business days from occurrence), and Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms not materially less favorable from the standpoint of Parent and Merger Sub than those in the Debt Financing Commitments (taking into account the flex provisions) as promptly as practicable following the occurrence of such event (an, “Alternative Financing”, and references in this Agreement to the “Debt Financing” shall be deemed to refer to such Alternative Financing). Notwithstanding anything herein to the contrary, in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to, and Parent shall not be required to, (i) pay any fees in excess of those contemplated by the Debt Financing Commitments as in effect on the date hereof or (ii)

agree to any term that is outside of, or less favorable than, any applicable economic provision of the Debt Financing Commitments as in effect on the date hereof or any related fee letter (including any flex provision therein) as in effect on the date hereof. Parent shall promptly provide a true, correct and complete copy of all documentation with respect to an Alternative Financing (with only the fee amounts and “flex” terms redacted; provided that no such redacted terms affect conditionality or would result in a reduction in the cash proceeds available to Parent and/or Merger Sub from the Debt Financing) to the Company. For purposes of this Section 6.16, Debt Financing shall include financing contemplated by the Debt Financing Commitments as permitted by this Section 6.16 to be replaced by an Alternative Financing and references to Debt Financing Commitments shall include such documents permitted by this Section 6.16 to be replaced by the documentation for an Alternative Financing, in each case from and after such replacement.

(b) Prior to the Closing, in all cases subject to and limited by the final paragraph of this Section 6.16(b) and to the limitations on access and reports set forth in Section 6.4, the Company shall use, and shall cause its Subsidiaries to use their, reasonable best efforts to, and use its and their reasonable best efforts to cause their respective Representatives to, provide to Parent customary cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing, including, without limitation (in each case to the extent reasonably requested):

(i) participating during normal business hours at times to be mutually agreed in a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions, drafting sessions and sessions between senior management and prospective lenders, investors and rating agencies (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company and its external auditors and advisors);

(ii) assisting with the preparation of customary materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), bank information memoranda and other similar documents required in connection with the Debt Financing (including customary authorization and management representation letters) and if requested at least ten (10) days prior to the Closing, all documentation and other information required by the Financing Sources in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended;

(iii) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, or documents as may be reasonably requested by Parent or otherwise reasonably facilitating the pledging of collateral (including assistance in obtaining customary payoff letters, lien releases and instruments of termination or discharge) and using reasonable best efforts to assist in obtaining local counsel and internal counsel legal opinions;

(iv) furnishing to Parent and the Financing Sources as promptly as practicable the (1) Required Information and (2) Other Financial Information;

(A) For the purposes of this Agreement, “Required Information” means, as of any date, (1) (x) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012 and December 31, 2011 and the related audited consolidated statements of operations and comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries for the years ending December 31, 2012 and December 31, 2011 and (y) if the Acceptance Time occurs after March 31, 2014, the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2013 and the related audited consolidated statements of operations and comprehensive income, changes in equity and cash of the Company and its Subsidiaries for the year ending December 31, 2013, (2) (x) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2013, June 30, 2013 and September 30, 2013 and the related unaudited consolidated statements of operations and comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries for the quarter ending March 31, 2013, June 30, 2013 and September 30, 2013 and (y) the unaudited interim consolidated balance sheets of the Company and its Subsidiaries and related unaudited consolidated statements of income and cash flows for each subsequent fiscal quarter ended at least 60 days prior to the Acceptance Time and (3) historical information of the Company and its Subsidiaries on a consolidated basis as is reasonably required for Parent to prepare a pro forma consolidated balance sheet and pro forma statement of operations of the type customarily included in information memoranda for the syndication of the Term Loan Facility and the ABL Facility (each as defined in the Debt Financing Commitments).

(B) For the purposes of this Agreement, “Other Financial Information” means, as of any date, all pertinent and customary historical factual information (other than the information covered by clause (A) above) of the Company and its Subsidiaries that is reasonably requested by Parent in connection with the Debt Financing and that is customarily (x) included in a confidential information memoranda for, or (y) used in the syndication of, in each case, debt financings of the type contemplated by the Debt Financing (including for meetings with and presentations to rating agencies).

(v) informing the Parent if the (A) Company shall have knowledge of any facts that would require the restatement of its financial statements or (B) Company’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the Required Information;

(vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and (C) cooperate and assist Parent in obtaining customary field exams and appraisals, surveys, title insurance and other similar documents customarily required for financings similar to the Debt Financing; provided that for the avoidance of doubt the permissions afforded to the Financing Sources and other prospective lenders in connection with the foregoing does not require that any audits, appraisals or evaluations be completed, or any such information be furnished, or the completion of any of such arrangements, as conditions to closing;

(vii) use its reasonable best efforts to update the Other Financial Information on a prompt basis such that the Other Financial Information would not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; and

(viii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrences by the Company or any Subsidiary of the Company are contemplated by the Debt Financing Commitments, including any pledge and security documents, other definitive financing documents or other certificates as may be reasonably requested by Parent.

Nothing in this Section 6.16(b) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Neither the Company nor any Subsidiary of the Company, nor any of their respective directors, shall (i) be required to commit to take any action pursuant to this Section 6.16(b) that is not contingent upon the Closing or that would be effective prior to the Effective Time (including the entry into any agreement or other closing arrangement on behalf of the Company or any of its Subsidiaries), (ii) be required to enter into any resolution, consent or approval, including any relating to approving any Debt Financing, (iii) make any representation, warranty or certification as to which the Company has determined such representation, warranty or certification is not true or (iv) provide or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in the violation of Law or loss of any privilege. None of the Company or any Subsidiary of the Company shall be required to take any action pursuant to this Section 6.16(b) that would subject it to actual or potential liability for which it would not be indemnified hereunder or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 6.16(b)) and any information utilized in connection therewith (other than historical information relating to the Company or any Subsidiary of the Company provided by the Company for purposes of the Debt Financing) other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentations by the Company or any of its Subsidiaries. Parent shall, promptly upon request by the Company from time to time, reimburse the Company for all out-of-pocket fees, costs and expenses incurred by the Company or its Subsidiaries (including those of its auditors, consultants, legal counsel, agents and other Representatives) in connection with this Section 6.16(b)). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that does not violate any existing contractual obligation of the Company and is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries.

6.17. FIRPTA Certificate. On the Closing Date, the Company shall provide to Parent an affidavit, dated as of the Closing Date, signed under penalty of perjury, and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 and Section 897 of the Code, so that Parent is exempt from withholding under Section 1445 of the Code.

6.18. Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. If required by applicable Law, the Company Stockholder Approval shall have been obtained.

(b) Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

(c) Regulatory Approval. The Regulatory Condition shall have been satisfied with respect to the Merger.

(d) Purchase of Shares in the Offer. Merger Sub shall have accepted for payment and paid for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of their respective boards of directors (whether before or after the Company Stockholder Approval shall have been obtained, if applicable).

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Acceptance Time shall not have occurred by April 20, 2014 (the “Termination Date”); provided, however, that if as of such date, the Regulatory Condition is not satisfied but all of the other Tender Offer Conditions shall have been satisfied or waived (except that the Minimum Condition, the delivery of the certificates referenced in clause (6) of Exhibit A (which certificates only need to be capable of being delivered) and the condition set forth in clause (7) of Exhibit A need not have been satisfied, in each case as of such date) and the Regulatory Condition remains capable of being satisfied or waived, then the Termination Date may be extended until June 20, 2014 at the election of Parent or the Company by written notice to the other party (and such date shall then be the “Termination Date”);

(b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall become final and non-appealable; or

(c) the Offer shall have expired in accordance with the terms of this Agreement without Merger Sub having accepted for payment any Shares pursuant to the Offer and at the time of such expiration any of the Tender Offer Conditions shall not have been satisfied or waived;

provided, in each case, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the occurrence of the failure of a condition to the consummation of the Offer or the Merger or the failure of the Closing to occur by the Termination Date.

8.3. Termination by the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Company:

(a) at any time prior to the Acceptance Time, if (i) the Company Board authorizes the Company, subject to complying in all material respects with the terms of Section 6.2, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal; and (iii) the Company prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5(b);

(b) at any time prior to the Acceptance Time if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, and such breach or untruth prevents Parent or Merger Sub from consummating the Offer, and such breach or untruth is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by the Company to Parent or (ii) two (2) business days prior to the Termination Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the Tender Offer Conditions not to be capable of being satisfied; or

(c) if Merger Sub fails to commence the Offer on or prior to the fifth (5th) business day following the date on which Merger Sub shall have been required to commence the Offer pursuant to Section 1.1(a) or if Merger Sub fails to consummate the Offer in accordance with the terms of this Agreement.

8.4. Termination by Parent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by Parent:

(a) if the Company Board shall have made and not withdrawn a Change of Recommendation; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, and such breach or untruth gives rise to a failure of the Tender Offer Conditions set forth in clauses (3) or (5) of Exhibit A hereto to be satisfied and such breach or untruth is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by Parent to the Company or (ii) two (2) business days prior to the Termination Date; provided, however, that Parent is not then in material breach of this Agreement so as to prevent Parent or Merger Sub from consummating the Offer.

8.5. Effect of Termination and Abandonment.

(a) Except as provided in Section 8.5(b), in the event of termination of this Agreement and the transactions contemplated by this Agreement pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary but subject to Section 8.5(d), that (i) no such termination shall relieve any party hereto of any liability for damages to the other party hereto resulting from any breach of this Agreement or fraud and (ii) the provisions set forth in this Section 8.5 and Section 9.1 shall survive the termination of this Agreement. In no event shall any party be liable for punitive damages.

(b) In the event that:

(i) (x) this Agreement is terminated pursuant to Section 8.2(a), Section 8.2(c) (and, in the case of Section 8.2(c), at the time of the expiration of the Offer referenced in Section 8.2(c), the sole unsatisfied Tender Offer Condition (other than those conditions that by their nature are to be satisfied at the Acceptance Time and the condition with respect to the delivery of certificates referenced in clause (6) of Exhibit A) is the Minimum Condition) or Section 8.4(b), (y) any Person shall have made a bona fide Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn prior to such termination and (z) within twelve (12) months of such termination the Company shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal and such Acquisition Proposal is consummated at any time (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “75%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a);

then the Company shall (A) in the case of clause (i) above, within five (5) business days after the date on which the Company consummates the Acquisition Proposal referred to in clause (i)(z) above, (B) in the case of clause (ii) above, no later than five (5) business days after the date of such termination and (C) in the case of clause (iii) above, prior to or concurrently with such termination, pay Parent the Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). For the purposes of this Agreement, the term “Termination Fee” means an amount equal to $15 million.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.4(b) under circumstances in which the Termination Fee is not payable pursuant to Section 8.5(b), then the Company shall, following receipt of an invoice therefor, promptly (and in any event within two (2) business days) pay all of Parent’s reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by Parent and its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Parent Expenses”), which amount shall in no event exceed $4 million in the aggregate, by wire transfer of same day funds to one or more accounts designated by Parent; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.5(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.5(c); provided, further, that the payment by the Company of the Parent Expenses pursuant to this Section 8.5(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.5(b). In the event the Company pays the Parent Expenses pursuant to this Section 8.5(c), the amount of any Parent Expenses actually paid shall be credited against any Termination Fee payable by the Company pursuant to Section 8.5(b).

(d) The parties acknowledge that (i) the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where any amount is payable pursuant to this Section 8.5 are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to this Section 8.5 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent and Merger Sub for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.5, Parent and Merger Sub would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 8.5 and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for any amount set forth in this Section 8.5 or any portion thereof, the Company shall pay to Parent or Merger Sub all costs and expenses (including attorneys’ fees) incurred by Parent and Merger Sub in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment. Parent’s receipt of the Termination Fee from the Company pursuant to this Section 8.5 (plus the amounts described in the preceding sentence, if any) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Offer, the Merger or the other transactions contemplated by this Agreement to be consummated. In the event such amounts are paid by the Company, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Offer, the Merger or the other transactions contemplated by this Agreement. In no event will Parent or Merger Sub be entitled to both the payment of the Termination Fee and/or the Parent Expenses, on the one hand, and specific performance of this Agreement, on the other hand. The parties hereto expressly acknowledge and agree that in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Termination Fee pursuant to Section 8.5(b), which constitutes a reasonable estimate of the monetary damages that will be suffered by Parent and Merger Sub by reason of breach or termination of this Agreement, shall be in full and complete satisfaction of any and all monetary damages of Parent and Merger Sub arising out of or related to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement (including any breach by the Company), the termination of this Agreement, the failure to consummate the Offer, the Merger or the other transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure.

8.6. Notice of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII shall give written notice of such termination to the other party or parties specifying the provision or provisions of this Article VIII relied upon by the invoking party.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreements, the Joint Defense Agreement and the Clean Team Agreement (in each case, subject to the terms of such agreement) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or the termination of this Agreement.

9.2. Amendment; Extension; Waiver. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time prior to the Effective Time by an instrument in writing signed by each party; provided, however, that after the Acceptance Time, no amendment shall be made that decreases the Per Share Merger Consideration or that by Law requires approval by stockholders of the Company without approval of such stockholders. At any time prior to the Effective Time, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (but shall not be under any obligation to) (a) extend the time for the performance of any of the obligations or other acts of the other, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements of the other or any of the conditions for its benefit contained herein; provided, however, that there shall be made no waiver that by Law requires approval by stockholders of the Company without the approval of such stockholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights hereunder or applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any party of any of its rights hereunder precludes any other or further exercise of such rights or any other rights hereunder or applicable Law. Notwithstanding anything to the contrary in this Agreement, this sentence of this Section 9.2, the first sentence and the last sentence of Section 9.4(a), Section 9.4(b), Section 9.6, clause (ii) of Section 9.7 and Section 9.13 may not be amended, modified, waived or terminated in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources, such consent not to be unreasonably withheld, delayed or conditioned.

9.3. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.4. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or to the extent such Court does not have jurisdiction, the United States District Court of the District of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts, that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.5 shall be valid, effective and sufficient service thereof. Notwithstanding the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or nature (whether at law, in contract, in tort or otherwise) against any Financing Source relating to this Agreement, the Debt Financing Commitments or the Debt Financing other than in the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY CONTROVERSY ARISING OUT OF OR RELATING TO THE DEBT FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4.

(c) The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to enforce specifically, the terms and provisions of this Agreement in the Chosen Courts (including the obligation of the parties hereto to consummate the Offer and the Merger in accordance with the terms and subject to the conditions of this Agreement), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

9.5. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

Southwire Company

One Southwire Drive

Carrollton, Georgia 30119

Attention: Floyd W. Smith

Fax: (770) 832-5712

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Thomas W. Christopher and Michael P. Brueck

fax: (212) 446-4900

If to the Company:

Coleman Cable, Inc.

1530 Shields Drive

Waukegan, Illinois 60085

Attention: G. Gary Yetman

fax: (847) 689-9099

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Keith Pagnani and Krishna Veeraraghavan

fax: (212) 558-3588

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.6. Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter, the Company Confidentiality Agreement, the Letter Agreement, dated November 15, 2013, between Parent and the Company, the Joint Defense Agreement, the Confidentiality Agreement, dated December 18, 2013, between Parent and the Company (the “Parent Confidentiality Agreement”, and together with the Company Confidentiality Agreement, the “Confidentiality Agreements”) and the Clean Team Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.7. No Third Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein except that (i) from and after the Effective Time, the Indemnified Parties shall have such rights as are provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and (ii) the Financing Sources shall have such rights as are provided in the last sentence of Section 9.2, the first sentence and the last sentence of Section 9.4(a), Section 9.4(b), Section 9.6, this clause (ii) and Section 9.13. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.8. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.9. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11. Interpretation; Construction. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definition of any term defined herein shall be deemed to apply to singular and plural variants of such term. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. All accounting terms used but not specifically defined herein shall be construed in accordance with GAAP. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The Company has or may have set forth information in the Company Disclosure Letter in a section of the Company Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Letter to this Agreement shall not, in and of itself, be construed to mean that such information is required to be disclosed by this Agreement.

9.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that (i) Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or otherwise impair the rights of the stockholders of the Company under this Agreement and (ii) subject to Section 1.4(e), Parent may collaterally assign any of its rights, but not its obligations, under this Agreement to any of its Financing Sources. Any purported assignment in violation of this Agreement is void.

9.13. No Recourse. No Financing Source shall have any liability (a) for any obligations or liabilities of the parties to this Agreement or (b) to the Company or its Affiliates relating to or arising out of this Agreement or the Debt Financing, whether at Law or equity, in contract or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the providers of Debt Financing hereunder or thereunder. Without limiting the rights of the Company against Parent and Merger Sub, in no event shall the Company or any of its Subsidiaries, and the Company agrees not to and to cause its Subsidiaries not to, seek to directly enforce this Agreement or the Debt Financing Commitments against, make any direct claims for breach of this Agreement or the Debt Financing Commitments against, or directly seek to recover monetary damages under this Agreement or the Debt Financing Commitments from, any Financing Source.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

COLEMAN CABLE, INC.

By:	/s/ Gary Yetman

Name: Gary Yetman
Title: President and Chief Executive Officer

SOUTHWIRE COMPANY

By:	/s/ Stuart W. Thorn

Name: Stuart W. Thorn
Title: President and Chief Executive Officer

CUBS ACQUISITION CORPORATION

By:	/s/ John R. Carlson

Name: John R. Carlson
Title: Vice President

ANNEX A

DEFINED TERMS

Terms	Section
Acceptable Confidentiality Agreement	6.2(c)
Acceptance Time	1.1(f)
Acquisition Proposal	6.2(b)(i)
Actions	5.1(g)(i)
Affiliate	5.1(a)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)(iv)
Alternative Financing	6.16(a)
Antitrust Law	6.3(a)
Applicable Date	5.1(e)(i)
assets or businesses	6.3(d)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Period	6.9(a)
Benefit Plans	5.1(h)(i)
Bonus Plans	6.9(c)
Book Entry Share	4.1(a)
business day	1.1(d)
By-Laws	2.5
Capitalization Date	5.1(b)(i)
Certificate	4.1(a)
Change of Recommendation	6.2(d)(i)
Charter	2.4
Chosen Courts	9.4(a)
Clean Team Agreement	6.4
Closing	2.2
Closing Date	2.2
COBRA	5.1(h)(vii)
Code	4.2(g)
Common Stock	Recitals
Company	Preamble
Company Board	Recitals
Company Confidentiality Agreement	6.2(c)
Company Disclosure Letter	5.1
Company Financial Advisor	5.1(c)(iii)
Company Intellectual Property	5.1(q)(i)
Company Material Adverse Effect	5.1(a)(iii)
Company Option	4.3(a)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Restricted Stock	4.3(b)

Company Stockholder Approval	5.1(c)(i)
Company Systems	5.1(q)(v)
Compensation Committee	4.3(c)
Compliant	Exhibit A
Confidentiality Agreements	9.6
Constituent Corporations	Preamble
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)
Customs and International Trade Laws	5.1(j)(i)
D&O Insurance	6.11(b)
Delaware Certificate of Merger	2.3
Debt Financing	5.2(e)
Debt Financing Commitments	5.2(e)
Determination Notice	6.2(e)(ii)
DGCL	Recitals
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
DTC	4.2(b)(v)
DTC Payment	4.2(b)(v)
Effective Time	2.3
Environmental Law	5.1(n)(ii)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iv)
Exchange Act	Recitals
Exchange Fund	4.2(a)
Excluded Disclosure	5.1
Excluded Share, Excluded Shares	4.1(a)
Expiration Date	1.1(d)
Financing Sources	5.2(e)
GAAP	5.1(e)(v)
Government Contracts	5.1(k)(i)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(n)(iii)
HSR Act	5.1(d)(i)
Indebtedness	5.1(k)(i)
Indemnified Parties	6.11(a)
Independent	1.3(b)
Independent Directors	1.3(b)
Independent Director Committee	1.3(b)
Independent Director Committee Actions	1.3(c)
Insurance Policies	5.1(r)
Intellectual Property	5.1(q)(vi)(A)
IT Assets	5.1(q)(vi)(B)
Joint Defense Agreement	6.4
Knowledge of the Company	5.1(g)(iii)

Knowledge of Parent	5.2(d)(i)
Laws	5.1(i)
Leased Real Property	5.1(l)(ii)
Leases	5.1(l)(ii)
Licenses	5.1(i)
Lien	5.1(b)(i)
Marketing Period	Exhibit A
Material Contracts	5.1(k)(i)
Merger	Recitals
Merger Sub	Preamble
Minimum Condition	Exhibit A
Multiemployer Plan	5.1(h)(iii)
NASDAQ	1.1(d)
Notice Period	6.2(e)(ii)
Non-U.S. Benefit Plans	5.1(h)(i)
Offer	Recitals
Offer Documents	1.1(c)
Offer Price	Recitals
Old Plans	6.9(b)
Order	Exhibit A
Other Financial Information	6.16(b)(iv)(B)
Owned Real Property	5.1(l)(i)
Parent	Preamble
Parent Confidentiality Agreement	9.6
Parent Expenses	8.5(c)
Parent Plans	6.9(b)
Paying Agent	4.2(a)
Permitted Liens	5.1(l)(iii)
Person	4.2(d)
Per Share Merger Consideration	4.1(a)
Product	5.1(v)
Promissory Note	1.4(b)
Proxy Statement	6.3(f)
Redacted Fee Letter	5.2(e)
Registered	5.1(q)(vi)(C)
Regulatory Condition	Exhibit A
Representatives	6.2(a)
Required Action	6.3(d)
Required Information	6.16(b)(iv)(A)
Sarbanes-Oxley Act	5.1(e)(i)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(c)
SEC	1.1(c)
Securities Act	1.4(c)
Securities Laws	1.1(c)

Shares	Recitals
Short-Form Threshold	1.4(a)
Solvent	5.2(h)
Statutory Impediment	1.4(a)
Stockholders Meeting	6.3(f)
Stock Plan	5.1(b)(i)
Subsidiary	5.1(a)(i)
Superior Proposal	6.2(b)(ii)
Support Agreement	Recitals
Surviving Corporation	2.1
Tail Period	6.11(b)
Takeover Statute	5.1(m)
Tax, Taxes	5.1(o)(iv)
Tax Return	5.1(o)(iv)
Tender Offer Conditions	1.1(a)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Top-Up Closing	1.4(b)
Top-Up	1.4(a)
Top-Up Shares	1.4(a)
Transaction Litigation	6.7
WARN Act	5.1(p)

EXHIBIT A

TENDER OFFER CONDITIONS

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless (i) there shall be validly tendered and not withdrawn at or prior to the Expiration Date that number of Shares that represents at least a majority of the outstanding shares of Common Stock on a fully diluted basis as of the scheduled Expiration Date (assuming the issuance of all shares of Common Stock issuable upon the exercise of all outstanding Company Options and other rights to purchase shares of Common Stock) (such condition, the “Minimum Condition”) and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated (such condition, the “Regulatory Condition”).

In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if at any time on or after the date of the commencement of the Offer and prior to the scheduled Expiration Date, any of the following events shall occur and be continuing at the scheduled Expiration Date:

(1)	this Agreement shall have been terminated in accordance with its terms;

(2)	any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger (collectively, an “Order”);

(3)

(i) any of the representations and warranties of the Company set forth in Section 5.1(c) (Corporate Authority; Approval and Fairness), Section 5.1(f) (Absence of Certain Changes) and Section 5.1(m) (Takeover Statutes) of this Agreement shall not have been true and correct in all respects as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date), (ii) any of the representations and warranties of the Company set forth in Section 5.1(b) (Capital Structure) of this Agreement shall not have been true and correct in all respects as of the date of this Agreement and as of the Expiration Date as though made on

Ex. A-1

and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) except for any such inaccuracies or failures to be so true and correct, individually or in the aggregate, that are de minimis; (iii) any of the representations and warranties of the Company set forth in Section 5.1(u) (Brokers and Finders) shall not have been true and correct in all material respects as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) or (iv) any of the other representations and warranties of the Company set forth in this Agreement shall not have been true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect;

(4)	since the date of this Agreement, a Company Material Adverse Effect shall have occurred and be continuing, except as disclosed in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to this condition only if the relevance of such item to a Company Material Adverse Effect is readily apparent) and the Company Reports filed or furnished with the SEC by the Company on or after January 1, 2012 (excluding any Excluded Disclosure);

(5)	the Company shall not have performed in all material respects all obligations required to be performed by it under this Agreement;

(6)	the Company shall not have delivered to Parent dated as of the Expiration Date a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in clauses (3), (4) and (5) have been satisfied as of immediately prior to the scheduled expiration of the Offer; or

(7)	the Marketing Period shall not have been completed.

For purposes of this Agreement, the term “Marketing Period” shall mean the first period of twenty (20) consecutive business days following the commencement of the Offer throughout which Parent shall have received the Required Information and such Required Information is Compliant; provided, that if such twenty (20) consecutive business day period has not ended by December 20, 2013, then it shall not commence until on or after January 13, 2014. Notwithstanding the foregoing, the Marketing Period will end on any earlier date that is the date on which the Debt Financing is otherwise consummated if such date is prior to the end of such

Ex. A-2

twenty (20) business day period. If at any time the Company reasonably believes that it has delivered the Required Information, then the Company may deliver to Parent and Merger Sub written notice to that effect, in which case the Marketing Period will deemed to have begun on the date such notice has been delivered (which shall not in any event be until on or after January 13, 2014), unless Parent in good faith believes that the Company has not delivered the Required Information, and, within five (5) business days after the delivery of such notice, delivers written notice to the Company stating with reasonable specificity which items of the Required Information has not been provided.

For purposes of this Agreement, the term “Compliant” shall mean, with respect to the Required Information, that: (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make the statements contained in such Required Information, as of their respective dates and taken as a whole, in the light of the circumstances in which they were made, not materially misleading and (b) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information.

The foregoing conditions shall be for the sole benefit of Parent and Merger Sub and may be asserted or waived by Parent or Merger Sub in whole or in part at any time and from time to time, in each case, except for the Minimum Condition, subject to the terms of this Agreement and applicable Law. The foregoing conditions shall be in addition to, and not in limitation of, the rights and obligations of Parent and Merger Sub to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of this Agreement. Any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to or on behalf of Merger Sub. Any reference in this Exhibit A or elsewhere in this Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Exhibit A shall have the meaning ascribed to them elsewhere in this Agreement to which this Exhibit A is attached.

Ex. A-3